SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

Item
1.	Consolidated Financial Statements at June 30, 2003.

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AT

JUNE 30, 2003 AND 2002

INDEX

Summary information on the consolidated financial statements at June 30, 2003

1. General considerations

2. Company activities (a)

3. Summary comparative consolidated balance sheets

4. Summary comparative consolidated statements of operations

5. Fixed telephone service statistical data (in physical units) (a)

6. Consolidated ratios

7. Outlook (a)

(a)	Not covered by the limited review report

Consolidated Financial Statements

Consolidated balance sheets

Consolidated statements of operations

Consolidated statements of changes in shareholders’ equity

Consolidated statements of cash flows

Notes to the Consolidated Financial Statements

Exhibits A to I

Limited review report

Corporate information

$:	Argentine peso
US$:	U.S. dollar
$2.80	= US$1

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT

JUNE 30, 2003

(Amounts in million of Argentine constant pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a consolidated net income of $1,288 million for the six-month period ended June 30, 2003 (“1H03”) as a result of the effect of the appreciation of the peso on the Company’s holdings. Comparatively, consolidated net loss for the six-month period ended June 30, 2002 (“1H02”) was $4,631 million.

Gross profit/(loss), operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1H03 represented 29%, 54%, (0.4%) and 74% of net sales, respectively; compared with 33%, 45%, (0.9%) and (202%), respectively, for 1H02.

The Company has accounted for the effects of inflation adjustment as adopted by Resolution No. 415/02 of the Comisión Nacional de Valores (“CNV”) by following the method adopted by Technical Resolution 6 and modified by Technical Resolution 19, to restate the figures using the wholesale rate of inflation as from January 1, 2002 according to Decree No. 1269/02.

However, the Government through Decree No. 664/03 stated that regulatory entities are not allowed to receive financial statements adjusted by inflation. Accordingly, the CNV, through Resolution No. 441/03, required the companies under their supervision to discontinue, as of March 1, 2003, the inflation adjustment method stated by Technical Resolution 6 and complementary regulations. Therefore, the Company has accounted for the inflation effect until February 28, 2003 and is showing the comparative figures using the adjustment factor of 1.1237 that corresponds to the period June 2002 to February 2003.

Moreover, the Company is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, which is not required by the current professional accounting rules, can be found in Note 16 to the Consolidated Financial Statements as of June 30, 2003 as “Relevant Additional Information”.

Six month periods ended June 30,	2003	2002
Net sales	1,750	2,294
Cost of services provided	(1,244)	(1,530)

Gross profit	506	764
Administrative expenses	(137)	(173)
Sales expenses	(376)	(612)

Operating profit (loss)	(7)	(21)
Equity losses from related companies	—	(16)
Depreciation of goodwill	—	(7)
Financial and holding results	1,019	(6,921)
Other expenses, net	(86)	(85)
Debt restructuring results	374	—

Net income (loss) before income tax and minority interest	1,300	(7,050)
Income tax	—	2,390
Minority interest	(12)	29

Net income (loss)	1,288	(4,631)

Earnings per share (in pesos)	1.31	(4.70)

2. Company activities

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

I

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Consolidated net revenues

Consolidated net revenues for 1H03 totaled $1,750 million, a decrease of $544 million or 24%, compared with $2,294 million for 1H02. It must be noted that the regulated rates remained frozen after the “pesification” enforced by the Government. Revenues for 1H03, without the adjustment for inflation, would have reached $1,749 million, an increase of $232 million or 15% compared to 1H02 ($1,517 million). This increase is mainly a consequence of the increases in non-regulated services, as explained below.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

II

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

In the basic telephony business, the main component of revenues, measured service, decreased by $150 million or 26% to $434 million during 1H03 as compared to 1H02 ($584 million). Non-adjusted figures would have shown an increase of $53 million or 14%. Revenues from domestic long distance increased as a consequence of higher traffic and higher average rates prompted by the reduction in promotional discounts. Revenues from local telephony increased slightly mainly due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 1% for 1H03 when compared to 1H02. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 20%, when compared to 1H02.

Monthly charges decreased by $170 million or 36%, to $297 million for 1H03 when compared to 1H02. Non-adjusted figures would have shown a decrease of $2 million or 1% reaching $297 million mainly due to a lower average number of lines in service of approximately 132,000 lines. Lines in services as of June 30, 2003 reached approximately 3,579,000 compared with approximately 3,632,000 as of June 30, 2002. Moreover, monthly basic charges remained stable after the “pesification” and freeze enforced by the Government.

Revenues from installation fees paid by new customers increased by $1 million or 9% to $12 million for 1H03 when compared to 1H02. Non-adjusted figures would have shown an increase of $4 million or 50%, largely due to a higher number of lines connected.

Revenues from public telephony decreased by $27 million or 24% to $84 million for 1H03 when compared to 1H02. Non-adjusted figures would have shown an increase of $12 million or 17% as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”) and higher revenues received from public payphones and telephone cards.

Revenues generated by interconnection services during 1H03 decreased by $33 million or 32% to $70 million. Non-adjusted figures would have shown an increase of $3 million or 4%.

Regarding the international telephony business, during 1H03 revenues decreased by $46 million or 31% to $102 million when compared to 1H02. Non-adjusted figures would have shown an increase of $1 million or 1%, mainly due to the revenues generated by Telecom’s subsidiary Telecom USA and lower discounts. These effects were partially offset by the freeze of regulated rates, lower outgoing traffic and lower revenues derived from incoming traffic.

Revenues generated by the data transmission business totaled $166 million during 1H03, representing a decrease of $28 million or 14% when compared to 1H02. Non-adjusted figures would have shown an increase of $42 million or 34%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom’s network. As of June 30, 2003 Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

III

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Internet revenues decreased by $3 million or 10% to $28 million during 1H03. Non-adjusted figures would have shown an increase of $8 million or 40%, mainly due to the increase in ADSL high-speed access and dial-up monthly fees. As of June 30, 2003, the number of ADSL subscribers reached approximately 35,000. Furthermore, Internet dial-up customers reached approximately 152,000.

The revenues generated by the cellular business during 1H03 decreased by $76 million or 13% to $512 million when compared to 1H02. Non-adjusted figures would have shown an increase of $103 million or 25%.

Non-adjusted revenues of Telecom Personal in Argentina would have increased by $129 million or 41% to $442 million when compared to 1H02 mainly due to higher sales of pre-paid cards and higher Calling Party Pays revenues. Furthermore, the average revenue per user increased by 30% (to $30 per customer per month for 1H03, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,254,000, representing an increase of approximately 138,000 customers, or 7%, as compared to June 30, 2002.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

IV

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The customer base as of June 30, 2003 amounted to approximately 1,838,000 prepaid subscribers, representing 82% of the total customer base, and approximately 416,000 post-paid subscribers, representing the remaining 18% of the total customer base.

Núcleo, Telecom Personal’s subsidiary that provides cellular and PCS services in Paraguay, generated $70 million in revenues during 1H03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of $38 million or 35% as compared to 1H02. Non-adjusted figures would have shown a decrease of $26 million or 27%. The decrease can be mainly attributed to the appreciation of the peso against the dollar as these revenues are denominated in foreign currency, the slight decrease in the customer base and the lower average revenue per user. As of June 30, 2003, Núcleo had approximately 516,000 cellular and PCS customers, a decrease of approximately 29,000 customers or 5% when compared to June 30, 2002.

In the telephone directories’ publishing business, revenues from our affiliated company Publicom remained at the same level of $2 million for both 1H03 and 1H02.

Six month periods ended June 30,	2003	2002
National basic telephone service	940	1.331
International telephone service	102	148
Data transmission	166	194
Internet	28	31
Cellular telephony	512	588
Directories edition	2	2

Total net sales in constant pesos	1,750	2,294

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1H03 decreased by $558 million or 24% to $1,757 million when compared to 1H02, mainly as a result of the adjustment by inflation of figures as of June 30, 2002 and to cost reduction plans implemented by the Company.

Salaries and social security contributions decreased by $121 million or 35% to $228 million for 1H03. Non-adjusted figures would have shown a slight decrease of $2 million or 1%, primarily due to the reduction in labor costs of unionized and non-unionized employees and reductions in headcount. As of June 30, 2003, the headcount totaled 13,091 as compared to 14,229 as of March 31, 2002. This effect was partially offset by the increase in social security contributions since March 1, 2003 and the salary increase for unionized employees mandated by the Government.

Expenses related to taxes (including turnover taxes and taxes on bank debit and credit) decreased by $30 million or 19% to $125 million for 1H03. Non-adjusted figures would have shown an increase in taxes of $23 million or 23%, mainly due to the increase in the turnover tax in the voice, data and Internet business as the sales in this business have increased. Additionally, an increase in the applicable rate in the turnover tax in the cellular activity was registered.

Materials and supplies charges decreased by $28 million or 29% to $69 million for 1H03. Non-adjusted figures would have shown an increase of $6 million or 10% reaching $67 million mainly due to higher expenses

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

V

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

associated with higher costs for the maintenance of the network, hardware and software due to the high imported materials content.

The allowance for doubtful accounts decreased by $149 million or 92% to $13 million for 1H03. Non-adjusted figures would have shown a decrease of $85 million or 87%. The decrease was evidenced in the residential segments and it is related to the decrease in customer lines. Furthermore, a better level of collections was applied.

Commissions paid to vendors and card sales increased by $9 million or 28% to $41 million for 1H03. Non-adjusted figures would have shown an increase of $16 million or 64%, as a consequence of higher commissions paid for new cellular customers and higher costs for distribution and prepaid card sales.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

VI

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Interconnection costs decreased by $21 million or 26% to $60 million for 1H03. Non-adjusted figures would have shown an increase of $7 million or 13% mainly as a result of higher charges paid for local and long distance access, circuits rentals and termination charges for traffic related to 4004 services in the Internet business.

Service fees (including fees for debt restructuring process) decreased by $13 million or 20% to $52 million for 1H03. Non-adjusted figures would have shown an increase of $8 million or 18%, principally due to higher fees related to information systems and advisory services.

Management fees decreased by $20 million, or 95%, to $1 million for 1H03. Non-adjusted figures would have shown a decrease of $11 million or 92%, as the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1º, 2002. As a consequence, the accrual and the payment of the management fee have been suspended from such day and until the termination of the Management Contract provided in point 7.2. of such contract (October 2004).

Costs related to advertising decreased by $11 million or 58% to $8 million for 1H03. Non-adjusted figures would have shown a decrease of $4 million or 33%. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control plan.

Cost of cellular handsets decreased by $6 million or 67% to $3 million for 1H03. Non-adjusted figures would have shown a decrease of $4 million or 57% mainly due to the lower number of cellular handsets sold.

Other expenses decreased by $53 million or 27% for 1H03, reaching $147 million. Non-adjusted figures would have shown an increase of $16 million or 12% reaching $130 million, mainly due to higher costs for to insurance policies.

Depreciation of fixed assets decreased by $104 million or 10%, to $895 million during 1H03, as a consequence of the end of the useful lives of amortizable assets and to lower depreciation of capitalized foreign currency exchange differences originated by financial debt.

Finally, amortization of intangible assets increased by $11 million or 25% to $55 million for 1H03, mainly due to higher charges related to exclusivity rights and information systems development in the cellular business.

Six month periods ended June 30,	2003	2002
Wages and social benefits	(228)	(349)
Taxes	(42)	(60)
Turnover tax	(65)	(70)
Taxes on bank debits and credits	(18)	(25)
Materials and supplies	(69)	(97)
Transport and freight	(14)	(22)
Bad debts expense	(13)	(162)
Interconnection costs	(60)	(81)
Settlement outgoing expenses	(37)	(57)
Lease of circuits	(23)	(25)
Fees for debt restructuring process	(10)	—
Fees for services	(42)	(65)
Management fees	(1)	(21)
Advertising	(8)	(19)
Cost of cellular handsets	(3)	(9)
Agent commissions and card sales	(41)	(32)
Other	(133)	(178)

Subtotal	(807)	(1,272)

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

VII

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Depreciation of fixed assets	(895)	(999)
Amortization of intangibles assets	(55)	(44)

Operating costs	(1,757)	(2,315)

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

VIII

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Financial and holding results

The gains resulting from financial and holding results reached $1,019 million for 1H03 as compared to the loss of $6,921 million in 1H02. This improvement can be largely attributed to the $1,399 million gain arising from currency exchange differences derived from the appreciation of the Peso during the six-month period, which affected the company’s net foreign currency monetary position. Additionally, as a consequence of the lower exchange rate, the interest on foreign currency liabilities decreased by $165 million when compared with 1H02.

•	Other expenses, net

Other expenses (net) increased $1 million or 1% to $86 million 1H03 compared with 1H02 as a result of the inflation adjustment of figures as of June 30, 2002, higher reserves for lawsuits and contingencies and higher severance and termination charges.

•	Cash flow and net financial debt

Net Financial Debt (Loans – Cash and banks plus Current Investments) decreased by $5,099 million or 41% to $7,475 million for 1H03 compared with 1H02 ($12,574), as a consequence of the lower foreign exchange rate, the results of the Cash Tender Offer and the cash generation from operations.

•	Investment plan

Telecom has made investments in fixed assets of $20,831 million, since the start of operations on November 8, 1990, of which $34 million corresponds to 1H03. As of June 30, 2003, the net book value of fixed assets totaled $8,689 million.

Of the total amount invested during 1H03, $21 million or 62% corresponds to basic telephony, data transmission and Internet (public telephony 10%, transmission 24% and outside plant 38%, switching 19% and computer equipment 9%) and $13 million or 38% to cellular telephony.

•	Recent developments

Debt restructuring process

On June 2, 2003, Telecom Argentina and its subsidiary Telecom Personal announced the expiration of their respective cash tender offers for a portion of their financial debt instruments which commenced on April 16, 2003.

Telecom Argentina purchased an aggregate principal amount equal to approximately US$175 million of its outstanding notes and US$34 million of its outstanding indebtedness under credit facilities, for the aggregate offer consideration of the equivalent of US$115 million.

Telecom Personal purchased an aggregate principal amount equal to approximately US$80 million of its outstanding indebtedness under credit facilities with financial creditors for the aggregate offer consideration of the equivalent of US$44 million.

The purchase price for the Companies debt instruments, expressed as a percentage of the principal amount of the tendered debt instruments, was equal to 55%.

The Companies also announced that on June 2, 2003 they have made interest payments on their respective financial debt obligations.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

IX

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Telecom Argentina and Telecom Personal paid a total of US$96 million and US$11 million of accrued interest.

Tariff renegotiations

On June 4, 2003 through Decree No. 311/03, the National Government created the Unit for the Renegotiations and Analysis of the Public Services Contracts. The Unit, a join body of the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, will be in charge of the renegotiations of the contracts of the public services mandated by the Emergency Law No. 25561.

The Unit will sign the new contracts ad referendum of the National Government and will have the power to propose transitory increases of tariffs, prices or new segmentation of them.

The new body will continue the task initially undertaken by the Commission for the Renegotiations of Contracts and will have until December 2004 to finish the assignment.

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

X

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

3. Summary comparative consolidated balance sheets

June 30,	2003	2002	2001	2000	1999
Current assets	2,010	2,268	2,536	3,078	2,945
Non current assets	9,797	12,752	12,346	12,397	11,900

Total assets	11,807	15,020	14,882	15,475	14,845

Current liabilities	9,347	14,255	3,478	4,225	3,462
Non current liabilities	308	145	6,187	5,786	5,819

Total liabilities	9,655	14,400	9,665	10,011	9,281

Minority interest	21	1	27	28	35
Temporary differences from translation	26	47	—	—	—
Shareholders’ equity	2,105	572	5,190	5,436	5,529

Total liabilities, minority interest, temporary differences and Shareholders’ equity	11,807	15,020	14,882	15,475	14,845

4. Summary comparative consolidated statements of operations

Six month periods ended June 30,	2003	2002	2001	2000	1999
Net sales	1,750	2,294	3,538	3,681	3,669
Operating costs	(1,757)	(2,315)	(3,061)	(3,031)	(2,861)

Operating profit (loss)	(7)	(21)	477	650	808
Equity losses from related companies	—	(16)	(2)	(2)	—
Depreciation of goodwill	—	(7)	(9)	(9)	(7)
Financial and holding results	1,019	(6,921)	(244)	(244)	(167)
Other expenses, net	(86)	(85)	(57)	(13)	(70)
Debt restructuring results	374	—	—	—	—

Net income (loss) before income tax and minority interest	1,300	(7,050)	165	382	564
Income tax	—	2,390	(74)	(156)	(184)
Minority interest	(12)	29	—	2	2

Net income (loss)	1,288	(4,631)	91	228	382

Earnings per share (in pesos)	1.31	(4.70)	0.09	0.23	0.39

5.	Fixed telephone service statistical data (in physical units)

	2003		2002		2001		2000		1999
June 30,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,800,300	(2,224)	3,802,394	352	3,782,836	32,023	3,582,839	3,661	3,566,426	52,044
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,817,084	—	1,787,354	—
Lines in service (b)	3,578,557	18,640	3,632,259	(113,556)	3,914,142	20,450	3,554,938	102,858	3,401,256	(18,461)
Customers lines	3,285,070	18,681	3,331,263	(110,311)	3,615,616	10,158	3,300,304	94,516	3,195,654	(24,763)
Public phones installed	79,360	20	79,679	470	82,732	1,536	78,011	(22)	63,446	2,774
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	19.2	—	19.7	(0.7)	21.5	0.1	19.7	0.6	19.0	(0.2)
Lines in service per employee	332	10	318	(18)	378	5	369	4	361	1
Investment in Fixed assets in million of pesos (a)	20,831	21	22,034	90	20,109	283	18,444	508	16,309	574

(a)	As from 11.8.90.
(b)	Includes Direct Inward Dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

6. Consolidated ratios

June 30,	2003	2002	2001	2000	1999
Liquidity (1)	0.22	0.16	0.73	0.73	0.85
Solvency (2)	0.22	0.04	0.54	0.55	0.60
Locked up capital (3)	0.83	0.85	0.83	0.80	0.80

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

XI

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

XII

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

7. Outlook

The 2Q03 went on with a economically stable context, where the main macroeconomic factors started reporting a certain recovery. The exchange rate continued with its decreasing trend lower than in 1Q03. The levels of activity also continued with the positive trend shown in 1Q03 although they decelerate the rhythm of growing evidenced in previous periods. Likewise, the rates of inflation remained stable or even decreased.

The Company’s operations are still affected, in general, by the macroeconomic scenario uncertainty and, in particular, by the lack of resolution of the tariff structure renegotiation that restrains the planning of medium or long term investment programs.

In the context of the debt restructuring, on June 2nd, the Company announced the expiration of the cash tender offer for a portion of its financial debt obligations with the purchase of an aggregate principal amount of US$292 million at a price equal to 55%. Likewise the Company made partial interest payments of US$107 million. The cash tender offer and the partial interest payments are the first steps of the Company’s plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations. The Company will continue the conversations with its main financial creditors in order to find a final resolution to the debt restructuring process.

In this uncertain and critical context, Telecom is still working hard to maintain the quality of the service and to reduce its cost structure and adapt it to the new environment. Likewise, the Company has significantly reduced its investment program and has increased its efforts to generate a substantial reduction of its expenditure and increase cash inflows.

Amadeo R.Vázquez
President

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

XIII

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Alicia Moreau de Justo 50 – Buenos Aires

FISCAL YEAR No. 15 beginning January 1, 2003 with comparative information for the six month period ended June 30, 2002 and for the year ended December 31,

2002 (see Note 3.1.c)

CONSOLIDATED FINANCIAL STATEMENTS at June 30, 2003 and 2002

Principal Company activity: Telecommunication services and the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunication, and the performance of works and the provision of all types of services, including consultancy and security, related to telecommunications and telecomputing.

Dates of registration with the Public Commerce Registry:

Bylaws: July 13, 1990

Last amendment to by-laws: May 29, 2003

Expiration of Company charter: July 13, 2089

Information about Company control is in Note 6 a.

CAPITAL COMPOSITION

at June 30, 2003

Capital stock	Registered, authorized, issued and outstanding (Note 8)
Capital stock, $ 1 nominal value and one vote per share
Class “A”	502,034,299
Class “B”	436,323,992
Class “C”	46,022,687

Total	984,380,978

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED BALANCE SHEETS (see Note 3.1.c)

	In million of Argentine constant pesos (see Note 3.1.d)
	June 30, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	79	89
Investments (Note 4.b)	1,278	1,326
Trade accounts receivable (Note 4.c)	525	600
Other receivables (Note 4.d)	121	77
Inventories (Note 4.e)	2	12
Other assets (Note 4.f)	5	3

Total current assets	2,010	2,107

NON-CURRENT ASSETS
Trade accounts receivable (Note 4.g)	—	1
Other receivables (Note 4.h)	145	139
Investments (Exhibit C)	71	59
Fixed assets (Exhibit A)	8,689	9,689
Intangible assets (Exhibit B)	892	946

Total non-current assets	9,797	10,834

TOTAL ASSETS	11,807	12,941

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 4.i)	342	394
Debt (Note 7)	8,810	11,135
Payroll and social benefits payable (Note 4.j)	56	61
Taxes payable (Note 4.k)	103	118
Other liabilities (Note 4.l)	21	25
Reserves (Exhibit E)	15	9

Total current liabilities	9,347	11,742

NON-CURRENT LIABILITIES
Debt (Note 7)	83	145
Payroll and social benefits payable (Note 4.m)	23	29
Other liabilities (Note 4.n)	26	29
Reserves (Exhibit E)	176	142

Total non-current liabilities	308	345

TOTAL LIABILITIES	9,655	12,087
Minority interest	21	9
Temporary differences from translation	26	28
SHAREHOLDERS’ EQUITY (according to Statement of changes)	2,105	817

TOTAL LIABILITIES, MINORITY INTEREST, TEMPORARY DIFFERENCES FROM TRANSLATION AND SHAREHOLDERS’ EQUITY	11,807	12,941

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF OPERATIONS (see Note 3.1.c)

	In million of Argentine constant pesos, except per share amounts (see Note 3.1.d)
Six month periods ended June 30,	2003	2002
Net sales (Note 4.o)	1,750	2,294
Cost of services provided (Exhibit F)	(1,244)	(1,530)

Gross profit	506	764
Administrative expenses (Exhibit H)	(137)	(173)
Sales expenses (Exhibit H)	(376)	(612)

Operating loss	(7)	(21)
Equity losses from related companies (Note 4.p)	—	(16)
Depreciation of goodwill (Note 4.q)	—	(7)
Financial and holding results (Note 4.r)	1,019	(6,921)
Other expenses, net (Note 4.s)	(86)	(85)
Debt restructuring results (Note 4.t)	374	—

Net income (loss) before income tax and minority interest	1,300	(7,050)
Income tax (Note 9)	—	2,390
Minority interest	(12)	29

Net income (loss)	1,288	(4,631)

Net income (loss) per share (Note 3.1.j)	1.31	(4.70)

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

For the six month periods ended June 30, 2003 and 2002 (see Note 3.1.c)

(In million of Argentine constant pesos – see Note 3.1.d)

	Shareholders’ contributions			Earnings			Total Shareholder’s equity
Concept	Capital stock	Adjustment to capital stock	Total	Legal reserve	Unappropriated retained earnings	Total
Balance at January 1, 2002	984	3,044	4,028	274	901	1,175	5,203
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2002:
- Legal Reserve	—	—	—	3	(3)	—	—
Net loss	—	—	—	—	(4,631)	(4,631)	(4,631)

Balance at June 30, 2002	984	3,044	4,028	277	(3,733)	(3,456)	572

Balance at January 1, 2003	984	3,044	4,028	277	(3,488)	(3,211)	817
Net income	—	—	—	—	1,288	1,288	1,288

Balance at June 30, 2003	984	3,044	4,028	277	(2,200)	(1,923)	2,105

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF CASH FLOWS (see Note 3.1.c)

	In million of Argentine constant pesos (see Note 3.1.d)
Six month periods ended June 30,	2003	2002
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss)	1,288	(4,631)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Bad debts expense and allowances for other receivable	22	170
Depreciation of fixed assets	895	999
Amortization of intangible assets	55	44
Equity losses from related companies	—	16
Depreciation of goodwill	—	7
Temporary differences from translation on cash and banks	—	7
Materials usage	20	34
Fixed assets disposals	5	36
Reserves	46	31
Debt restructuring results	(374)	—
Interest and other financial expenses	(1,107)	6,264
Termination benefits	(9)	2
Minority interest	12	(29)
Income tax	(1)	(2,390)
Net decrease (increase) in assets	(236)	1,275
Net increase (decrease) in liabilities	168	(889)

Total cash flows provided by operating activities	784	946

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset acquisitions	(65)	(287)
Intangible asset acquisitions	(3)	(12)
Other investments not considered as cash or cash equivalents	41	1

Total cash flows used for investing activities	(27)	(298)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Debt proceeds	—	3
Repayment of debt	(426)	(46)
Payment of interest and related expenses	(328)	(431)

Total cash flows used for financing activities	(754)	(474)

INCREASE IN CASH AND CASH EQUIVALENTS	3	174
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,314	429

CASH AND CASH EQUIVALENTS AT PERIOD END	1,317	603

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Note 5 provides additional information regarding the Consolidated statements of cash flows.

Valerio Cavallo Chief Financial Officer	Amadeo R.Vázquez President

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)

For the six month periods ended June 30, 2003 and 2002

and for the year ended December 31, 2002 (see Note 3.1.c)

(Amounts in million of Argentine constant pesos per share amounts or as otherwise indicated – see Note 3.1.d)

(*)	Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms .

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company’s financial statements.

The Company/Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group	Economic group formed by the Company and its controlled companies.

ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC	The Argentine Secretary of Communications.

SBT	Basic Telephone Services.

CNV	The National Securities Commission.

Personal/Núcleo/Cable Insignia/Micro Sistemas/ Publicom/Latin American Nautilus/Multibrand/ Nahuelsat/Internacional/Telintar/Soluciones	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.

Telecom Argentina USA	Corresponds to Telecom Argentina USA Inc., a controlled company of Telecom, as defined under the Argentine Corporation Law.

CNC	The Argentine National Communications Commission.

The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.

STM	Mobile Telephone Service.

SRMC	Mobile Cellular Radiocommunication Service.

AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Nortel	Nortel Inversora S.A. The controlling company of Telecom.

Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.

Telefónica	Telefónica de Argentina S.A.

SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC	Consumer Price Index.

Price Cap	The application of annual reductions to the general level of the Company’s rates.

BCRA	The Central Bank of the Argentine Republic.

SEC	Securities and Exchange Commission of the USA.

CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.

RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences that is generally accepted accounting principles of Argentina.

Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period-end, according to FACPCE RT 6.

VPP	Equity method.

IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.

DGI	The Argentine Tax Authority.

U.S.GAAP	Generally Accepted Accounting Principles in USA.

BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.

PPP	Share Ownership Program.

OCI	Other Comprehensive Income

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 1 – TELECOM GROUP OPERATIONS

Telecom Argentina was formed as a result of the privatization of ENTel, which had provided public telecommunication services in Argentina.

The Company obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunication services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

The Company filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging the Company’s filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and the Company remained qualified to provide SBT nationally.

Likewise, the Company merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and Internet. In order to adapt to the new market demands, the Company expanded its corporate purpose. This expansion was approved by the SC and the CNV.

The Company achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at June 30, 2003 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes		Control is through the following	Date of incorporation
Voice, data and Internet services	Micro Sistemas (a) (c) Telecom Argentina USA	99.99 100.00	% %		12.01.97 09.12.00
Cellular telephone service	Personal Núcleo Cable Insignia (b) (c)	99.99 67.50 75.00	% % %	Personal Personal	07.06.94 02.03.98 03.18.98
Directories edition	Publicom	99.99%			06.11.92

(a)	Principal company activities: manufacture, commercialization, importation, exportation, research, maintenance and development of electronics equipment.
(b)	Principal company activities: communication services operation, except to broadcasting.
(c)	Companies not operative at June 30, 2003.

NOTE 2 – REGULATORY FRAMEWORK

a)	Regulatory bodies and practices

The Company and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Federal Planning, Public Investments and Services. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Federal Planning, Public Investments and Services in rate matters affecting the Company and the development of telecommunication regulations.

Some of the more pertinent regulations are:

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

-	The Privatization Regulations, which regulate the process of privatization, including the Pliego,

-	The Transfer Agreement,

-	Telecommunication licenses granted to the Company and to subsidiaries that provide telecommunication services,

-	Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

b)	Licenses held at June 30, 2003

•	Company licenses

The Company holds licenses to provide the following services in Argentina for an indefinite period:

•	Fixed local telephone service,

•	Public telephone service,

•	Long distance, both national and international,

•	Point to point connections, both national and international,

•	Telex, both national and international,

•	Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater.

•	Internet access.

•	Licenses of subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)	Causes of revocation of licenses

•	SBT license

Some of the causes that could revoke the Company’s license are:

(i)	the interruption of all or a substantial part of licensed service;

(ii)	a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii)	any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv)	reduction of Nortel (see Note 6) ownership of the Company’s capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by Nortel shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v)	the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If the Company’s license is revoked, Nortel must transfer its shares in the Company to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew the Company’s license under conditions to be determined.

•	STM license

According to the STM Pliego, the following causes could revoke Personal’s license:

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

(i)	repeated interruptions of the services described in the STM Pliego;

(ii)	a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii)	taxes constituted over the license;

(iv)	creditors meeting or bankruptcy of Personal;

(v)	the liquidation or dissolution of Personal, without previous authorization of the CNC.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

d)	Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

•	General licensing regulation

Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

•	National interconnection regulation

Establishes the basic regulation and general rules applicable to interconnection between networks of the different providers in competence. This regulation introduces important modifications respect to the National interconnection regulation approved in 1998, in which it could be mentioned a decrease in interconnection services index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (the Company in the northern zone and Telefónica in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

•	SU Regulation

Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a “play or pay” mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

At the end 2002, the SC created a work group which main purpose is the definition of the Net cost calculation for the SU services, and specifically the application of the “Hybrid Cost Proxy Model”, based on incremental costs in a theoretic network, like the definition and methodology of the calculation for “Non-monetary benefits”, in order to determined the costs to compensate the SU provision. This group has issued different documents which are under consultation through different opinion tribunal.

Telecom, in the responses at those consults, insists on the rule simplification, in order to make effective the SU working, denying the validity and application of concepts like the Non-monetary benefits, non-applicable to the argentine reality.

It should be noted that until today Telecom provides SU programs without obtaining the corresponding compensation included in the Regulation. Additionally, considering the lack of appropriate

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

regulation issued by the Regulatory Body about the SU function and in particular about the Fund, the contributions to the mentioned fund have not been performed.

For all that Telecom, following a prudent criteria, has not recorded in its financial statements the net assets which would correspond if the SU Fund was regulated.

e)	Regulation for the call by call selection of the providers for long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved the rules for the call by call selection (“SPM”) of the providers for long distance services.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The call by call selection is a system that, allows users, in each call, to select the long distance provider who will make the communications, dialing before the phone number, the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider’s identification.

Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: to provide SPM is optional for long distance carriers; improvement in blockage modality for delinquency; the service connection is a request of the client and; simplify the obligations connected with service promotion and advertising.

As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003. Although that period of time has expired at June 6, 2003, the interconnection request for this service have not been received yet.

f)	CPP for international calls

In January 2003 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays (“CPP”) charges. In order to identify such calls, customers dialing from outside to cellular phones in our country, must add a prefix “9”, after the “country code”.

g)	Rate structure

On November 28, 1991, the Company and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1)	Rates, measured in basic units or “pulsos”, are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2)	Invoicing to customers will be in local currency.

Law No. 25561, of “Public Emergency law and reform of the exchange rate”, effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company’s tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 11.

•	Rate rebalancing

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period, which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

•	Price Cap

The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year – April and October –) and reducing elements (such as the annually adjustments on the efficiency factor – November –).

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

On April 6, 2000, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/October 2001. The 6% reduction should be applied through the following:

1.	the application of discounts for monthly basic charges to commercial and government clients and discount plans for local measured service and for Internet service to residential domestic customers, in force since March 2000;

2.	the non application of the 110 service approved rate since January 2000 up to November 8, 2001;

3.	the non application of the restatement of the pulse rate considering the variation of the IPC of the United States of America as it should be applied in April and October 2000.

The economic impact generated by 1. and 2. since January 2000 through November 2000 was discounted (considering a 12% annual rate) in three installments that would be each added to the 2000, 2001 and 2002 caps, respectively.

If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

The regulatory body has requested the Company all the information needed to audit the 2000 cap but the final opinion is still pending.

In April 2001, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002, with the following additional discounts:

1.	the non application of the 2001 pulse rate adjustments related to the variation of the IPC of the United States of America;

2.	the second installment of the 2000 cap agreement mentioned above.

The surplus had to be applied as from November 8, 2001 but it is still pending because it was affected by a preliminary injunction stating not to carry out any tariff adjustments. The Company appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

•	Transfer of the tax on debits and credits on bank accounts and other transactions

On February 6, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized the Company to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers’ bills. The amounts charged before Resolution No. 72/03 (approximately $34 millions at the date of issuance of these consolidated financial statements) will be included in the tariffs renegotiation process, mentioned in Note 11.

NOTE 3 – BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

3.1. Bases of presentation

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles (“the new accounting standards”). These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they take effect as from the Telecom Group’s fiscal year beginning January 1, 2003.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

As the Board of Directors has intended:

a)	to adopt accounting principles consistent with IAS and
b)	minimize the differences to the U.S.GAAP

the management of the Company decided the early adoption of the new accounting standards from fiscal year 2002, in accordance with CNV Resolution No. 434. Additional information on the impact of these new accounting standards on the Company’s financial condition and the results of operations is given in Note 3.1.c.

So, the Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18, 19 and 20 established by the FACPCE, modified by the CPCECABA and adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company’s summarized financial information is included in Note 17. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at June 30, 2003 and 2002 and at December 31, 2002 have been consolidated on a line by line basis for majority-owned subsidiaries Publicom, Personal, Núcleo, Cable Insignia, Micro Sistemas and Telecom Argentina USA.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a)	Financial statements used for consolidation

Financial statements at June 30, 2003 and 2002 and at December 31, 2002, for the six month periods/year ended at those dates have been used for the consolidation. Consequently, these periods coincide with those of the Company.

b)	Foreign currency translation

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements (Núcleo, Cable Insignia, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as companies non integrated.

According to this RT, the investments in these companies have been valued at exchange rate at period-end.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exchange rates differences resulting from the translation of those financial statements are included in the Company’s consolidated balance sheet in Temporary differences from translation.

c)	Effect of the new accounting standards in the consolidated financial statements

The adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as of December 31, 2002 and June 30, 2002 as per the following detail:

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Changes in the valuation criteria of assets and liabilities

1.	Accounting measurement of certain assets and liabilities at their current value. RT 16, which establishes the basic concept rules of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for receivables and liabilities, respectively (current value). RT 17 provides as general criteria the recognition of certain receivables and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the moment of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2.	Liabilities arising from refinancing. RT 17 establishes that when an arms’ length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be acknowledged, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 7, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing, so that Personal accounted for this operation conformed with the new accounting standards, using a discount rate of 12% p.a. in US dollars.

3.	Derivative Financial Instruments. RT 20 establishes the particular valuation and disclosure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be acknowledged in financial statements as assets or liabilities at their current values as of the measurement date. In the case of a derivative instrument to protect cash flow risks, the change in its current value is charged, as per the CPCECABA’s amendment, to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” included in the balance sheet and which shall be reclassified as income of the period when assets or liabilities subject matter of the hedge have an impact on such period’s income. Instead, in the case of a derivative instrument to protect the risks of changes in the current value, changes in the current value are directly charged to income of the period. In both cases, the non-cash portion of derivative financial instruments is directly charged to income of the period when such event is known. The application of this standard did not give rise to any accounting effect for the period/year, for there were no current derivative instrument existing as of such dates.

4.

Temporary differences from translation. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements issued in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders’ equity called “Temporary differences from translation” instead of their being acknowledged as income of the period or include in an

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

specific account in the Shareholder’s equity (criteria adopted by the IAS and adopted by the FACPCE).

5.	Intangible assets with undefined useful life: PCS license. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is undefined, its depreciation may not be necessary, subject to comparisons of the accounting book value and its recoverable value. Therefore, the management of the Company decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting book value of such license does not exceed the estimated recoverable value.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Changes in disclosure criteria

1.	Reclassification of costs directly associated with sales. RT 19 establishes that only reimbursements and allowances may be deducted from sales. Therefore, turnover tax and other costs directly associated with sales were reclassified at operating costs.

2.	Goodwill. RT 19 provides for the breakdown of the depreciation of the goodwill in a specific caption in the consolidated statement of operations. In previous periods, the Company included it within Equity losses from related companies.

3.	Comparative information. RT 8, with the amendments introduced by the RT 19, establishes that, for interim periods, the comparative information related to the balance sheet must be the corresponding to the last fiscal year-end and the comparative information related to statements of operations, changes in the shareholder’s equity and cash flows must be the corresponding to the same period of prior year.

The adoption of these new valuation and disclosure criteria resulted in the following impacts for the comparative figures of the six month period ended June 30, 2002, as follows:

Six month period ended June 30, 2002
(loss) profit
• Changes in valuation criteria of assets and liabilities
1. Other receivables
The Company	(1)
Subsidiaries	(2)

(3)

2. Temporary differences from translation (in Financial and holding results)
The Company	(14)
Subsidiaries	(33)

(47)

3. PCS license
Subsidiaries	22

22

Net effect in Net income	(28)

• Changes in disclosure criteria
1. Net sales
The Company
– Turnover tax	49
– Settlement outgoing expenses	57
– Other direct costs of sales	16
Subsidiaries
– Turnover tax	21

Higher net sales	143

2. Cost of services provided
The Company
– Turnover tax.	(49)
– Settlement outgoing expenses	(57)
– Other direct costs of sales	(16)
Subsidiaries
– Turnover tax	(21)

Higher operating costs	(143)

Net effect of reclassifications in the Consolidated statements of operations	—

d)	Accounting for inflation

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing inflation effects. In order to prepare the accounting for inflation, it was used the mechanism established by RT 6, amended by RT 19, considering the Wholesale Internal Prices Index, as from January 1, 2002, according to National Government Decree No. 1269/02.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

However, the National Government, through Decree No. 664/03, ordered the Regulatory Bodies, that are subordinated to it, to not receive financial statements in constant pesos. Therefore the CNV, through its Resolution No. 441/03, resolved to discontinue the application of the restatement in constant pesos established by RT 6 and its amendments from March 1, 2003. The Company has complied with this CNV resolution.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Therefore, these consolidated financial statements have been prepared according to accounting and legal standards established by the CNV, recording the inflation effects until February 28, 2003, and the comparative figures were restated until that date. The indexes used are as follows:

Period	Index
June’02 - February’03	1.1237
December’02 - February’03	1.0074

Nevertheless, the mechanism to adjust for inflation is still in force under the Argentine GAAP, and this situation causes a difference between the information included in these financial statements and the information that would be included if the Argentine GAAP would be mandatory for the Company.

As it is recommended by the accounting standards in force, the Company provides a detail of: a) the estimated figures corresponding to the main captions of the balance sheet and the statement of operations, adjusted for inflation until June 30, 2003 and b) the estimated impacts over the consolidated statement of operations and the consolidated balance sheet.

•	Consolidated balance sheet at June 30, 2003

	Restated figures at 6.30.03	Balance sheet figures	Differences
TOTAL CURRENT ASSETS	2,010	2,010	—

Investments	71	71	—
Fixed assets	8,492	8,689	(197)
Intangible assets	864	892	(28)
Other non-current assets	145	145	—

TOTAL NON-CURRENT ASSETS	9,572	9,797	(225)

TOTAL ASSETS	11,582	11,807	(225)

Current liabilities	9,347	9,347	—
Non-current liabilities	308	308	—

TOTAL LIABILITIES	9,655	9,655	—

MINORITY INTEREST	21	21	—

TEMPORARY DIFFERENCES FROM TRANSLATION	26	26	—

Capital stock	984	984	—
Adjustment to capital stock	2,912	3,044	(132)
Legal reserve	268	277	(9)
Unappropriated retained earnings	(3,374)	(3,488)	114
Net income	1,090	1,288	(198)

SHAREHOLDERS’ EQUITY	1,880	2,105	(225)

TOTAL LIABILITIES, MINORITY INTEREST, TEMPORARY DIFFERENCES FROM TRANSLATION AND SHAREHOLDERS’ EQUITY	11,582	11,807	(225)

•	Consolidated statement of operations at June 30, 2003

	Restated figures at 6.30.03	Statement of operations figures	Differences
Net sales	1,725	1,750	(25)
Operating costs	(786)	(807)	21

Operating profit before D&A	939	943	(4)
Depreciation of fixed and intangible assets	(937)	(950)	13

Operating profit (loss)	2	(7)	9
Financial and holding results	814	1,019	(205)
Other expenses, net	(86)	(86)	—
Debt restructuring results	372	374	(2)

Net income before income tax and minority interest	1,102	1,300	(198)
Minority interest	(12)	(12)	—

Net income	1,090	1,288	(198)

e)	Change in the accounting standards

In February 2003, the CPCECABA approved with some amendments the RT 21 of the FACPCE “Equity method—Consolidated financial statements—

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Disclosure about related companies” which will be in force for fiscal years beginning April 1°, 2003, admitting its early adoption. At the date of issuance of these consolidated financial statements, this RT has not been adopted by the CNV yet.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

f)	Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a “natural hedge” with its income fixed in dollars. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions occurred at the beginning of year 2002, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 7).

The Company and its subsidiaries do not invest in speculative derivative financial instruments.

g)	Concentration of credit risk

The Company and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,285,070 and 3,331,263 at June 30, 2003 and 2002, respectively, and the cellular customer lines (pre-paid lines were not included) were 415,939 and 569,903 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

h)	Cash and cash equivalents

In the Consolidated statements of cash flows, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i)	Revenue recognition

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, the Company recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 18), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, the Company records a liability.

Both services provided for but not billed and services paid for but not rendered, are estimated using technical measurement information systems.

j)	Net income (losses) and dividends per share

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The Company calculates net income (losses) and dividends per share on the basis of 984,380,978 common shares outstanding with a $1 nominal value and one vote per share.

3.2.	Principal valuation criteria

a)	Balances in foreign currency: at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each period, as appropriate.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

As the devaluation of the peso had been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, that required for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

The Company calculated the capitalization following the methodology described in these resolutions. The financial results capitalized/(devolved) are detailed in Note 4.r and Exhibit A.

b)	Cash and banks and short term investments in pesos: at nominal value plus accrued interest at each period-end, where applicable. Public bonds received as part of the collection of the particular clients have been valued as follows:

a)	at its nominal value -without accruing any interests-: for the holding of bonds that the Company applies for their value and in the short term in order to cancel its tax and commercial liabilities. At June 30, 2003 the Group holds $3 million of bonds with these characteristics.

b)	at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At June 30, 2003 the Group holds $6 million of bonds with these characteristics. The results from holding these kind of bonds were a loss of $4 million, that are included in Financial and holding results in the Consolidated statement of operations.

c)	Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions: at its accounting measurement, obtained as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement. This measurement does not significantly differ from the nominal value plus accrued interest at each period-end.

Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

d)	Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, obtained as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement. This measurement does not significantly differ from the nominal value plus accrued interest at each period-end.

e)	Investments:
•	Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase.

During the credit collection from the public sector, the Company has received bonds to cancel the credits for services rendered to the different provincial governments. Notwithstanding the

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of the Company decided to value the holding of these bonds at their estimated sales price.

•	Other public bonds: at market value less estimated sales costs.

•	Equity investments:

- subsidiaries in the unconsolidated financial statements: at VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements.

- related companies: at VPP based upon related companies financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements. In those companies where their financial statements closing date is different than that of the Company, financial statements with a closing date of no more than three months are used for consolidation purposes.

- related companies in which the Company does not exert significant influence: at acquisition cost or VPP, the least.

The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at June 30, 2003, since the approval date of their financial statements.

•	Capital contributions: at nominal value restated as detailed in Note 3.1.d.

Investments are detailed in Exhibit C and D.

f)	Inventories: at each period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of the Company decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of the Company, promotional prices are not used to calculate the net realizable value of such inventories.

g)	Other assets:

•	Deferred printing costs: at cost restated as detailed in Note 3.1.d, which is expensed as directories are issued.
•	Raw materials: at each period-end replacement cost, net of the allowance for obsolescence. Raw materials, taken as a whole, are not valued in excess of recoverable value.

h)	Fixed assets:

•	Transferred from ENTel: at the transfer price, restated as detailed in Note 3.1.d less accumulated depreciation at period-end. At June 30, 2003, title transfer of 4.73% of these assets remains to be completed; the Company is in full possession of

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

these assets and they are integrated into the economic activity of the Company.

•	Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 3.1.d less accumulated depreciation.

The cost of fixed assets which construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 4.r.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability. At June 30, 2003 the Company holds capital leases in the amount of 1, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases at June 30, 2003 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	37	3 to 4 years	2, 3 and 6 years
Accumulated depreciation	(30)

Net value	7

Fixed assets, whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Company’s investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

The management of the Company periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative. Notwithstanding the foregoing, the devaluation of the Argentine peso and the “pesificación” of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country.

Despite the already mentioned difficulties and considering section 9 of mentioned Law No. 25561 which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of the Company have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of the Company in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and to achieve the commitments with its financial creditors. Additionally, the economic–financial projections include the satisfactory results of the Group’s financial debt restructuring described in Note 12.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Based upon the described methodology regarding the recoverable value of the assets and the expected results of the processes of renegotiations of the Company’s tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

Fixed assets activity is detailed in Exhibit A.

i)	Intangible assets: at acquisition cost, restated as detailed in Note 3.1.d less accumulated amortization at period-end. The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 4.r.

Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, except for PCS license, as follows:

System development costs	60 months
Debt issue costs	Initial debt term
Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months

The Company has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards, because it is an intangible with non-defined useful life, which accounting value does not exceed its estimated recoverable value at period-end.

Intangible assets activity is detailed in Exhibit B.

j)	Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made.

k)	Taxes payable:

•	Tax on minimum presumed income: the Telecom Group has determined tax loss carryforward by the end of fiscal year 2002. Consequently, for the six month period ended June 30, 2003, a credit for tax on minimum presumed income was recorded and has been included in Non-current Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.

•	Turnover Tax: for the six month periods ended June 30, 2003 and 2002, turnover tax as an overall percent of applicable revenues was 3.71% and 3.05%, respectively.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

l)	Other liabilities:

•	Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

m)	Reserves:

•	Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not assured based upon period-end analyses.

•	Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

n)	Shareholders’ equity accounts: they are restated as described in Note 3.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

o)	Statement of operations accounts: they are restated as follows:

•	charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;

•	financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;

•	equity results from related companies, at the VPP based upon the financial statements of the companies detailed in Exhibit C, as indicated in Note 3.2.e.

•	other results at cost restated as described in Note 3.1.d.

p)	Debt restructuring results: correspond to the results obtained in the cash tender offer ended in June 2003 (see Note 12). These results are considered as unusual because of the unusual nature of the operation carried out by Telecom. Additional information about its disclosure is detailed in Note 4.t.

NOTE 4 – DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENTS CAPTIONS

The composition of principal financial statement captions is as follows:

Consolidated balance sheets at	June 30, 2003	December 31, 2002
CURRENT ASSETS
a) Cash and banks
Cash	2	3
Banks	68	50
National and provincial Public bonds (*)	9	36

(*) With settlement power in their respective jurisdictions and used by the Company to pay taxes there.	79	89

b) Investments
Short term investments (Exhibit D)	411	1,127
Financial trusts (Exhibit D)	788	—
Investment trusts (Exhibit D)	24	13
Public bonds (Exhibit C)	55	186

	1,278	1,326

c) Trade accounts receivable
Basic national and international telephone service, data transmission and Internet	472	519
Cellular telephone service in the Argentine Republic	245	284
Cellular telephone service abroad	67	70
Directories edition	19	25

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Subtotal of trade accounts receivable	803	898
Allowance for doubtful accounts receivable (Exhibit E)	(278)	(298)

	525	600

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Consolidated balance sheets at	June 30, 2003	December 31, 2002
d) Other receivables
Deferred tax assets (Note 9)	69	4
Tax credits	37	17
Prepaid expenses	35	16
Accounts receivable from employees	7	8
Accounts receivable from unions	1	1
Accounts receivable from roaming	14	9
Various	22	22

Subtotal	185	77
Allowance for net deferred tax assets (Exhibit E and Note 9)	(64)	—

	121	77

e) Inventories
Cellular handsets and equipment (Exhibit F)	8	18
Allowance for obsolescence of inventories (Exhibit E)	(6)	(6)

	2	12

f) Other assets
Deferred printing costs	3	2
Raw materials	2	1

	5	3

NON CURRENT ASSETS
g) Trade accounts receivable
Directories edition	—	1

h) Other receivables
Deferred tax assets (Note 9)	64	580
Credit on tax on minimum presumed income	118	85
Certificates of tax credit	9	31
Credit on tax on personal property	5	2
Prepaid expenses	7	6
Receivables from sale of Sky Argentina S.C.A.	14	5
Various	3	8

Subtotal	220	717
Allowance for net deferred tax assets (Exhibit E and Note 9)	(56)	(571)
Allowance for credit on tax on personal property (Exhibit E)	(5)	(2)
Allowance for other receivables (Exhibit E)	(14)	(5)

	145	139

CURRENT LIABILITIES
i) Accounts payable
Vendors	308	360
Advances from customers (Note 3.1.i)	25	21
Capital leases (Note 3.2.h)	1	2
Companies Law No. 19550 Sect. 33 and related parties (Note 6.d)	8	11

	342	394

j) Payroll and social benefits payable
Vacation, awards and social benefits	40	41
Termination benefits	12	15
Compensation fund	4	5

	56	61

k) Taxes payable
Tax on minimum presumed income	27	50
VAT (net of payments)	31	27
Turnover tax	25	24
Other taxes	20	17

	103	118

l) Other liabilities
Contributions to social programs for Internet access and others	13	13
Repair funds	4	4
Various	4	8

	21	25

NON CURRENT LIABILITIES
m) Payroll and social benefits payable
Termination benefits	15	18
Compensation fund	8	11

	23	29

n) Other liabilities
Retirement benefits	6	6
Lease of international capacity	11	14
Various	9	9

	26	29

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CONSOLIDATED STATEMENTS OF OPERATIONS Six month periods ended June 30,	Income (expense)
	2003	2002
o) Net sales
National and international telephone service	1,042	1,479
Data transmission and Internet	194	225

Subtotal Voice, data and Internet services	1,236	1,704
Cellular telephone service	512	588
Directories edition	2	2

	1,750	2,294

p) Equity losses from related companies
Latin American Nautilus	—	(7)
Intelsat	—	(1)
Nahuelsat	—	(8)

	—	(16)

q) Depreciation of goodwill
Soluciones	—	(7)

r) Financial and holding results
Generated by assets
Interest earned on short term investments	31	(38)
Interest earned on trade accounts receivable	36	33
Foreign currency exchange gains	(153)	778
Results on holding of national and provincial public bonds by collection	(4)	(61)
Results from measurement of assets at present value	(1)	(3)
Losses on exposure to inflation	(11)	(2,325)
Other financial results	(9)	—

Total generated by assets	(111)	(1,616)

Generated by liabilities
Interest on debt (*)	(340)	(505)
Capitalized interest on work in progress and intangible assets	5	49
Capitalized/(devolution of) foreign currency exchange differences by debt	(87)	1,286
Foreign currency exchange losses	1,552	(6,715)
Gains on exposure to inflation	4	928
Results from swaps cancellation	—	(284)
Results from measurement of liabilities at present value	1	—
Other financial results	(5)	(64)

Total generated by liabilities	1,130	(5,305)

Total financial and holding results	1,019	(6,921)

(*) Includes (2) and (5), respectively, corresponding to the amortization of debt issue costs.
s) Other expenses, net
Dismissal indemnities and termination benefits	(27)	(22)
Reserves for contingencies (Exhibit E)	(46)	(31)
Net income from sale of fixed assets and other income (expense), net	(13)	(32)

	(86)	(85)

t) Debt restructuring results
Discount on principal	361	—
Reversal of accrued and compensatory interests	49	—
Reversal of capitalized exchange differences	(21)	—
Other related costs	(15)	—

	374	—

NOTE 5 – SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Group uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than three months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The reconciliation of cash and cash equivalents with cash and cash equivalents balances included in the Consolidated balance sheets is as follows:

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

	June 30,		December 31,
	2003	2002	2002	2001
Cash and banks	79	136	89	129
Short term investments	1,278	524	1,326	332

Total of cash and cash equivalents in the Consolidated balance sheets	1,357	660	1,415	461
Less:
a) National and provincial public bonds (Note 4.a)	(9)	(57)	(36)	(32)
b) Short term investments with maturities of more than three months	(31)	—	(65)	—
Argentina 2004 Bond (Exhibit C)

Total of cash and cash equivalents in the Consolidated statements of cash flows	1,317	603	1,314	429

Additional information on the funds provided by operating activities, segregating the financial and holding results included, is as follows:

Six month periods ended June 30,	2003	2002
Foreign currency exchange (losses) gains on cash or cash equivalents	(123)	398
Results on exposure to inflation of funds at beginning of period	(10)	(210)
Collected interests	46	21

Subtotal	(87)	209
Net cash provided by operating activities	871	737

Total cash flows provided by operating activities	784	946

Income tax payments are as follows:
Income tax	(1)	—

Changes in assets and liabilities by financial statements caption are as follows:
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	17	134
Trade accounts receivable	(235)	121
Other receivables	(22)	1,060
Inventories	6	(37)
Other assets	(2)	(3)

	(236)	1,275

Increase (decrease) in liabilities
Accounts payable	37	(306)
Compensation and social benefits payable	(2)	(115)
Taxes payable	146	(345)
Other liabilities	(7)	(42)
Reserves	(6)	(81)

	168	(889)

• Principal non-cash transactions
The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows, are as follows:
Fixed asset acquisitions financed by accounts payable and debt	1	16
Capitalized interest on work in progress and intangible assets	5	49
Inventories leased without charge	1	12
Transactions with national and provincial public bonds
Trade accounts receivable collections	298	480
Income tax payments from 2001 annual filing and minimum presumed income	(6)	(26)
Other taxes payments	(180)	(239)
Accounts payable payments	(92)	(103)

	27	189

• Principal investing activities
Fixed asset acquisitions include the following:
Accounts payable and debt repayment on fixed assets acquired in prior periods	(38)	(174)

Intangible asset acquisitions include the following:
System development costs	(3)	(10)
Usage rights	—	(1)
Exclusivity rights	—	(1)

	(3)	(12)

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Six month periods ended June 30,	2003	2002
Public bonds	41	—
Proceeds from sales of fixed assets	—	1

	41	1

• Principal financing activities

The principal components of financing activities are:

Bank loans and others	—	3

Debt proceeds	—	3

Corporate bonds	(277)	—
Bank loans and others	(149)	(46)

Repayment of debt	(426)	(46)

Corporate bonds	(231)	(192)
Swap contracts collateral	—	(67)
Bank loans and others	(45)	(91)
Fixed asset and inventory acquisitions	(52)	(81)

Payment of interest and related expenses	(328)	(431)

NOTE 6 – TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AND CONTROLLING COMPANY AS DEFINED UNDER LAW No. 19550 SECTION 33

a)	Controlling company

Nortel, headquartered at Alicia Moreau de Justo 50, 11th floor, Ciudad Autónoma de Buenos Aires, holds 51% of the Company’s Class “A” shares and 8.47% of the Company’s Class “B” shares (representing 3.74168% of the Company’s shares), which places it in control of the Company under Law No. 19550, Section 33. Ownership of Nortel is equally divided between the Operators.

b)	Related parties

Related parties are those legal entities or individuals other than the controlling company or related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

c)	Management Contract. Suspension of certain services and payment of the Management Fee until the Contract maturity.

In accordance with point 3.1.3 of the Pliego, the Company, at the beginning of its operations, entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as the Company continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide the Company with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel and technical assistance when required by the Company.

In August 1999, the parties ratified a new five years management contract (“the Contract”) effective since the expiration date of the previous contract with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted the Company a temporary decrease of the fee set forth in Point 2.7 of the Contract (“Management Fee”), from 3% to 1.25%, without affecting the services to be provided by the Operators

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Later on, considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom’s situation, the Board of Directors agreed with the Operators to suspend transitorily — except for the provisions of the section referred to as “Management and Know — how” on highly qualified personnel to assist in the management — from April 1, 2002 to December 31, 2002 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, FCR and Telecom Italia stated that, as the Operators — pursuant to Decree No. 62/90, as amended and supplemented — confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there was an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

d)	Balances with Law No. 19550, Sect. 33 related companies and parties:

Consolidated balance sheets at	June 30, 2003	December 31, 2002
CURRENT LIABILITIES
Accounts payable
Multibrand	—	1
Latin American Nautilus	1	3

Total with related companies	1	4

Telecom Italia S.p.A. Argentina branch	1	—
Teco Soft Argentina S.A.	1	1
France Cables et Radio Argentina branch	5	6

Total with related parties	7	7

Total	8	11

e)	Transactions with Law No. 19550, Sect. 33 related companies and parties:

Six month periods ended June 30,	2003	2002
	Cost of services provided
• Services received
Multibrand	—	(1)
Latin American Nautilus	(1)	(10)
Nahuelsat	(3)	(3)
Intelsat Ltd.	(3)	(4)

Subtotal related companies	(7)	(18)

Telecom Italia S.p.A. Argentina branch	(2)	(11)
Telesoft S.p.A. Argentina branch	—	(15)
Teco Soft Argentina S.A.	(5)	(1)
Olivetti Argentina S.A.	—	(1)
France Cables et Radio Argentina branch	(1)	(13)
Sofrecom Argentina S.A.	(4)	(4)
Tel3 S.A.	(1)	(1)

Subtotal related parties	(13)	(46)

Total cost of services provided	(20)	(64)

	Fixed assets and intangible assets
• Goods purchased
Telesoft S.p.A. Argentina branch	1	6
Teco Soft Argentina S.A.	—	1
Pirelli Cables S.A.I.C.	—	1
Sofrecom Argentina S.A.	—	10
Tel3 S.A.	—	6

Total goods purchased to related parties	1	24

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

f)	Information on companies of the Telecom Group

•	Merger with Internacional

Telintar, a company dissolved and then merged with Internacional, that was then merged into the Company as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 million. As the DGI has yet to rule on the company’s claim, the corresponding requested refund has not been recorded.

•	Sale of shares of Multibrand

On March 21, 2003, the Company transferred to Shell Compañía Argentina de Petróleo S.A., in the amount of $3,000, its interest in the related company Multibrand (300 shares of $10 nominal value per share).

•	Dissolution of Cable Insignia

On April 25, 2003 the Annual Shareholders’ Meeting of Cable Insignia resolved to dissolve the company in advance, because it had ceased trading.

NOTE 7 – DEBT

Debt consists of the following:

	6.30.03		12.31.02
Current
• Principal
Corporate bonds	4,339		5,407
Bank loans and others	1,554		2,097
Fixed asset acquisitions	2,024		2,522
Inventory acquisitions	407	8,324	511	10,537

• Accrued interest		433		564
• Compensatory interest		53		34

		8,810		11,135

Non-current
• Principal
Bank loans and others		83		142
• Accrued interest		—		3

		83		145

Total debt		8,893		11,280

Corporate bonds of the Company

The Company issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

Global program	Date of issue	Nominal value (in million)	Term, in years	Maturity date	Annual interest rate as a %	Book value at June 30, 2003	Market value at June 30, 2003
B
Series C	11.15.95	US$ 200	7	11.15.02	12.0000	326	235
Series E	5.5.97	US$ 100	8	5.5.05	(a) 4.3850	280	182
Series F	5.30.97	(c) Euro 207	10	5.30.07	8.8750	610	421
Series H	3.18.98	(c) Euro 207	10	3.18.08	(b) 4.0010	604	393
Series I	4.8.99	Euro 200	5	4.8.04	8.3750	599	389
Series K	7.1.99	Euro 250	3	7.1.02	7.2500	661	430
D
Series 1	4.7.00	Euro 250	3	4.7.03	7.6250	726	472
Series 2	7.2.01	Euro 190	3	7.2.04	9.5000	533	346

a) The series was issued at LIBOR plus 3.125%.				Principal plus premiums		4,339	2,868

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

b) 6 month LIBOR for Itl plus 1.5%.	Accrued payable interest	296
c) They were originally issued in Italian Lira.	Compensatory interest	15

		4,650

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

•	Global debt programs

•	Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At June 30, 2003 the Company has six series of bonds outstanding under this program.

•	Global programs C and D

The Company has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million (“C”) and one for medium term debt up to US$1,500 million (“D”). At June 30, 2003 the Company has two series of bonds outstanding under program D.

•	Characteristics of corporate bonds

Shareholders granted the Board of Directors the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by the Company, in case that:

a)	The Company permits certain liens on assets or revenues in order to offer security for certain debt obligations without offering equal coverage to corporate bonds outstanding.

b)	The Company and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

Banks loans

•	Syndicated loans to Telecom

Lead bank	Nominal value (in million)	Term, in years	Maturity date	Annual interest rate as a %	Debt amortization	Net book value at 6.30.03
Banc of America	US$ 135	3	9.28.03	LIBOR plus 1.625% (year 1) LIBOR plus 1.875% (year 2) LIBOR plus 2.125% (year 3)	At maturity. Pre-payment permitted.	378

						378

At June 30, 2003 LIBOR was 1.11938%.

•	Titan financial trust

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Personal issued two promissory notes dated August 23, 2000 for US$30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No. 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes’ early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract as coverage of the dollar revenue coming from the notes’ collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Subsequently, Personal notified the trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the execution of an arbitration agreement.

In fulfillment of the arbitration, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$27 million instrumented in four promissory notes (the “BofA Promissory Notes”), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original promissory notes by a new promissory note for an approximate amount of US$27 million (the “Holders’ Promissory Note”) payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

In the cash tender offer background the trustee of both promissory notes supported the proposal made by Personal. In the case of the BofA Promissory Notes, the subscription resulted in a 100% of the indebted amount (approximately US$28 million) and in the case of the Holders’ Promissory Note, the holders have subscribed for 8% of the total indebted (approximately US$2 million). As a consequence of the proposal Personal obtained a result of approximately $40 million which are disclosed in Debt restructuring results within the consolidated statement of operations. Nevertheless, this result is net of a loss by $16 million corresponding to the effect related to the accounting measurement of cash flows at present value.

•	Other bank loans

In addition, the Group is indebted under bank loans for 1,206 (principal and exchange rate differences), bearing an average annual rate of 4.36%, of which 710 belong to the Company.

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.54%. Some of the more pertinent are:

•	Ceded by ENTel to Telecom

L’Instituto Centrale Per Il Credito a Medio Termine (“Mediocredito Centrale”) granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to the Company rights to this loan credit for approximately Euro 50 million. Reimbursement of the principal used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. The Company is obligated to comply with the loan credit’s terms and, should it fail to make defined loan installment payments,

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

has authorized the Argentine government to settle such debts with amounts owed the Company for telecommunication services rendered to the government after the date of non-compliance. At June 30, 2003 the balance owed is 127 (principal plus accrued interest), which approximates Euro 39 million.

•	Japan Bank loan to Telecom

On June 29, 1998, the Company signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At June 30, 2003 the balance owed is 278 (principal plus accrued interest).

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.15%.

Derivative financial instruments

As described in Note 3.1.f, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 12, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose. As a consequence, during 2Q02, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements.

NOTE 8 – CAPITAL STOCK

The Company’s shares are publicly quoted and traded on the BCBA and the NYSE. Only Class “B” shares are effectively traded, as Nortel owns all Class “A” shares and Class “C” shares are dedicated to the PPP.

Class “B” shares began trading on the BCBA on March 30, 1992 and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts (“ADR” or “ADS”) upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company’s ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class “B” shares. As from July 15, 1997 Class “B” shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1999	2000	2001	2002	2003
	Price per share (in Argentine pesos as of each date)
January	4.80	7.41	4.48	2.68	2.14
February	5.39	8.37	3.25	2.34	2.60
March	5.44	6.94	3.13	1.79	2.17
April	6.85	5.55	3.15	1.15	3.16
May	5.69	4.94	3.14	0.74	3.20
June	5.50	5.52	3.09	0.60	3.74
July	5.39	5.12	1.97	0.68	3.76
August	5.63	4.70	1.97	0.74
September	5.42	4.35	1.71	0.70
October	5.50	3.54	1.25	0.99
November	5.85	2.96	1.26	1.59
December	6.88	3.04	1.81	1.69

•	Share ownership program

The PPP, established by the Argentine government, included 10% of the Company’s shares, representing the Class “C” shares transferred to the former employees of ENTel by the government in December 1992. These shares were pledged to guarantee the balance of the sales price owed by the Company’s shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the “Fund”) of the PPP were restricted from sale until an injunction was released. Once

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

The Shareholders’ Meeting of March 14, 2000 approved the conversion of 52,505,360 Class “C” shares affected to the PPP into Class “B” shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of December 31, 2002, 52,415,411 Class “C” shares have been converted into Class “B” shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class “C” shares held by the Fund into Class “B” shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders’ Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class “C” shares into Class “B” shares in order to avoid holding successive Meetings every time any shares held by the Fund were released from precautionary measures. The PPP Inspector informed that he had not gotten the judicial authorization yet.

In May 2003, the Company was notified for a protection appeal filed by some ex holders of Class “C” shares, whose shares integrate the Fund. The purpose of that lawsuit is to order the Board of Directors to convoke a General and Extraordinary Shareholders’ Meeting and a Special Class “C” Shareholders’ Meeting in order to consider the conversion of up to 15,000,000 Class “C” shares into Class “B” shares. Telecom answered the notification setting forth the lack of jurisdiction and the lack of legitimation of the claimants, as also the argument matter about the inappropriateness of the lawsuit filed. In August 2003, Telecom was notified for a new protection lawsuit, with the same purpose and in the equal terms than the prior lawsuit, entered before a Federal Court of Province of Córdoba.

•	Transfer of Telecom’s listed shares and Corporate bonds to a reduced trading panel

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, the BCBA resolved to trade Telecom’s listed shares in a reduced trading panel, according to the provisions of Section 38 incises b) of the Rules to List in the BCBA. By the same causes and as a consequence of the suspension of payments of its financial debt, it has also been transferred to a reduced trading panel the trading of the Company’s Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

•	ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. The Company replied to the NYSE informing that the necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE had requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders’ Meeting.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom’s ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders’ consideration including it in the Agenda of the next Annual Shareholders’ Meeting. In the meantime, Telecom’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR, so the Board proposed the Shareholders’ Meeting to grant it the powers to order an increase in the number of shares evidenced by each Telecom ADR (the “Ratio Change”), if it were necessary. The mentioned Shareholder’s Meeting approved the Board’s proposal, granting power to make the Ratio Change and establish the terms and conditions of the operation when it were necessary, or if the Board deemed it convenient.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Causes of mandatory reduction of capital stock

The National Government through Decree No. 1269/02, has suspended the application of section 206 of the Argentine Corporation Law referred to the mandatory reduction of capital stock because of the absorption of the totality of reserves and more than fifty per cent of the adjusted capital stock by losses until December 10, 2003. Section 94 incise 5 of this law that sets forth as a cause of dissolution of a company the loss of capital stock, that arises when the Company reports a negative shareholders’ equity, was also suspended until December 10, 2003.

Although the significant reduction in Telecom’s shareholders’ equity as a consequence of the losses reported in fiscal year 2002, because of the economical and social crisis that took place in the Argentine Republic, the Company isn’t under the provisions of section 206 of the Argentine Corporation Law as of June 30, 2003.

NOTE 9 – INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

•	Income tax

The composition of the income tax recorded in the consolidated statement of operations is the following:

Six month periods ended June 30,	2003	2002
Deferred income tax benefit (expense)	(634)	3,504
Restatement in constant pesos	—	1,069
Deferred income tax (expense) related to the restatement in constant pesos of fixed assets, intangible assets and other assets (*)	188	(2,176)

Subtotal	(446)	2,397
Use (increase) of allowances for net deferred tax assets	446	(** (7	) )

Total income tax	—	2,390

(*)	Corresponds to the temporary differences originated in the restatement in constant pesos of fixed assets, intangible assets and other assets.
(**)	Corresponds to Núcleo.

•	Deferred income tax

Telecom group has accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax at each period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, due to differences in depreciation and the tax treatment of financial results capitalized in those captions (interests and foreign exchange differences) and the accounting for inflation.

To account for these differences, it is used the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

In accordance with Argentine GAAP when income taxes are accounted for by the deferral method, the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. Deferred tax credit recoverable

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and should be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year 2002 end ($3.37) should be entirely deducted for income tax purpose in fiscal year 2002.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

This Decree nullified the interpretation of the Company and its fiscal counsel, which considered that the whole exchange difference would be deferred in the period 2002 – 2006. As a consequence of this and considering the five year prescription period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2003 – 2007 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, have diminished. So, the management of the Company has decided to record a reserve at December 31, 2002, in addition to the existing reserve of Núcleo, for the total net deferred tax credits of Telecom and Personal.

Regarding the recoverability of tax credit on minimum presumed tax of $118 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

The following summarizes the composition of the deferred income taxes:

Consolidated balance sheets at	June 30, 2003	December 31, 2002
Net current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable	4	94
Reserves	6	3
Restatement in constant pesos of fixed assets, intangible assets and other assets	(414)	(411)
Fixed assets	(32)	(32)
Intangible assets	(2)	(3)
Capitalized financial results on fixed and intangible assets, net of depreciation	(6)	(8)
Income tax loss carryforward	235	258
Foreign currency exchange differences originated in the devaluation of the peso	82	64
Thin capitalization	180	23
Others	16	16

Subtotal net current deferred tax assets	69	4
Allowances for net deferred tax assets	(64)	—

Total net current deferred tax assets (*)	5	4

Net non current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable	97	—
Reserves	61	49
Retirement benefits	2	2
Restatement in constant pesos of fixed assets, intangible assets and other assets	(1,396)	(1,600)
Fixed assets	(106)	(137)
Intangible assets	(2)	(4)
Capitalized financial results on fixed and intangible assets, net of depreciation	(20)	(27)
Income tax loss carryforward	1,207	1,902
Foreign currency exchange differences originated in the devaluation of the peso	203	262
Thin capitalization	—	114
Others	18	19

Subtotal net non-current deferred tax assets	64	580
Allowances for net deferred tax assets	(56)	(571)

Total net deferred tax assets, net of allowances (*)	8	9

(*)	Corresponds to Publicom.

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the six month periods ended June 30, 2003 and 2002 is as follows:

Periods ended June 30,	2003	2002
Pre-tax income tax calculated at the statutory rate (35%)	(455)	2,467
Permanent differences
Equity losses from related companies and depreciation of goodwill	—	(8)
Allowances for net deferred tax assets	446	(7)
Restatement in constant pesos of permanent differences	(2)	(41)
Others, net	11	(21)

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Total income tax	—	2,390

The detail and the expiration date of income tax loss carryforwards calculated at the statutory tax rate at June 30, 2003 is as follows:

Expiration date	Telecom	Publicom	Personal	Núcleo	Consolidated
2005	—	—	—	4	4
2007	1,146	2	290	—	1,438

Total	1,146	2	290	4	1,442

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Accounting for the restatement in constant pesos of non monetary assets under the deferred tax method. Impact of Resolution M.D. No. 11/2003 issued by the CPCECABA (the “Resolution”)

Currently, there are two alternative criteria followed by accountants to report deferred tax assets and liabilities (RT 17, section 5.19.6.3) generated by the restatement in constant pesos of non-monetary assets.

The first one is proposed by the FACPCE, and is in line with the IAS and the U.S. GAAP and consistent with RT 10 that was replaced by the above mentioned RT 17. This criterion is grounded on its recent Project No.3 of Interpretation “Accounting for Income Tax” under which the differences between the adjusted for inflation book value and fiscal value should be reported as a temporary difference.

Taking into account the provisions of RT 17, section 5.19.6.3.1, the exceptions expressly included, the theoretical support and the international rules that were used as a basis for the restatement of the Argentine GAAP, during the fiscal year ended December 31, 2002, the Company has followed the criterion of considering the difference between the book value (adjusted per inflation) and the fiscal value of its non-monetary assets as a temporary difference. This standpoint was subsequently ratified by the mentioned FACPCE’s interpretation in 2003.

However, the Resolution issued by the CPCECABA on April 2, 2003, has interpreted that the effect of the fixed assets restatement into constant pesos does not imply changing the valuation of such assets, but adjusting the amount thereof into a uniform measurement unit. Therefore, it has required to consider such effect as a permanent difference. This method seems to agree with the one that compares the book and tax income (loss) and, consequently, it would differ from the liability method under IAS and U.S. GAAP.

Prior to issuing these financial statements, Telecom consulted the CNV to establish its opinion on this matter and be able to apply it to the financial statements ended June 30, 2003. At the date of issuance of these consolidated financial statements, the CNV has not answered the inquiry.

Consequently, and until Telecom obtains an answer, the Management of Telecom has decided to continue to consider the difference that arises between non-monetary assets adjusted book value and fiscal value as a temporary difference, all pursuant to the IAS and the U.S. GAAP.

In any event, since the Management of Telecom considers that it is unlikely that it will recover its net deferred tax assets, the impact of applying the Resolution is only limited to a disclosure issue within the caption Other credits in the consolidated balance sheet and in the Income Tax caption in the consolidated statements of operations as of June 30, 2003, as follows:

•	Net deferred tax assets (Other receivables)

	Net deferred tax assets	Allowance for net deferred tax assets	Total net deferred tax assets, net of allowance
Consolidated balance sheets	133	(120)	13
Estimated effect of Resolution No. 11/03:
Elimination of tax effect related to the restatement in constant pesos of fixed assets, intangible assets and other assets	1,810	—	1,810

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Increase of allowances for net deferred tax assets	—	(1,810)	(1,810)

Adjusted balances	1,943	(1,930)	13

•	Income tax (Consolidated statements of operations)

(loss) profit	Actual criterion	Effect of Resolution No. 11/03	Adjusted amounts
Deferred income tax	(634)	—	(634)
Deferred income tax related to the restatement in constant pesos of fixed assets, intangible assets and other assets	188	(188)	—

Subtotal	(446)	(188)	(634)
Use of allowances for net deferred tax assets	446	188	634

Total income tax	—	—	—

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

As indicated above, if there is a change in the projections related to the recoverability of deferred tax credits, the new rule established by the Resolution would have a significant impact on the financial situation and the Group’s operating result.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

•	Purchase commitments

At June 30, 2003, the Group had entered into purchase contracts with domestic and foreign vendors totaling 26 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

•	Contingencies

In the normal course of operations, the Company is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

•	Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to the Company’s assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate the Company regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by the issuance of bonds to the Company. At June 30, 2003 pending amounts claimed in legal proceedings total 14.

•	In November 1995 the Company, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios”. The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Court of Appeals rejected some claims and deferred decisions on others until a formal decision is made, being in an evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, the Company was served notice about this preliminary injunction and has filed an extraordinary appeal before the Argentine Supreme Court of

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Justice.

In addition, the recent enactment of Law No. 25561 has adopted an analogous decision by suspending US dollars or foreign currency adjustments clauses adopted under public contracts executed by the National Government, including works and public services.

•	On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	On July 29, 2003, Telecom was notified by the CNC Control Management, in the background of SC Resolutions Nos. 18771/99 and 2526/99, to deposit $46.6 million for contributions to the program argentina@internet.todos. It should be noted that on June 30, 2003, Telecom has a recorded liability for that concept for $13 million. The difference between the claimed amount and the recorded amount would correspond to interests and actualization. However, at the date of issuance of these financial statements is not possible to determine the reasonability of the claim carried out, but in the opinion of the legal counsel of Telecom, the final resolution to this matter will not have a material adverse impact on Telecom operations or financial position.

Although the outcome of the above mentioned contingencies may not be predicted with certainty, the management of the Company and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Company operations or financial position.

NOTE 11 – RENEGOTIATION OF CONTRACTS WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable tariffs to that date were converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

•	the impact of the tariffs upon the competitiveness of the economy and the income distribution;

•	the quality of the services and plans of investments, if they are contractually foreseen;

•	the client’s interests and the possibility to access of the services;

•	the security of the systems;

•	the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002, conformed with Decree No. 293/02, Section 2. This term has been extended by the Decree No. 1839/02 and Resolution No. 62/03 for 180 additional working days.

In order to comply with said renegotiation procedure, the Company duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position,

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies, including Regulatory Bodies, should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation process related to work in progress contracts and public services.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Decree No. 311/03 created the Unit for the Renegotiations and Analysis of the Public Services Contracts, which will continue the renegotiation process following the formalities that were in process in the extent of the previous Commission. The Commission will be presided by the Ministry of Economy and Production and by the Ministry of Federal Planning, Public Investments and Services.

As a consequence of the situation before mentioned, the following claims have been originated:

•	Telecom Italia, in its capacity as a foreign investor, initiated the procedure of friendly talks foreseen in the Agreement on Promotion and Protection of Investments maintained between the Republic of Argentina and the Republic of Italy (the “Treaty”). The friendly talks were motivated by a series of acts and omissions by the Republic of Argentina, occurring as a result of the events of December 2001 and January 2002, which infringe the rights accorded by the Treaty to Telecom Italia.

Under this procedure, the Argentine authorities were asked to adopt urgent measures to ensure the maintenance of normal conditions of telephone service, in which the investment had been made, so as to make possible a reasonable profit for investors. Having not arrived at a friendly solution to the controversy, however, Telecom Italia has the option under the terms of the Treaty of requesting a hearing before an ad hoc arbitration tribunal to resolve the dispute.

•	France Telecom, under the terms and conditions of the bilateral investment treaty between Argentina and France, also initiated the amicable negotiation with the Argentine government for affecting the rights agreed in that treaty. As a consequence, France Telecom may, at its option, initiate claims before certain international arbitration tribunals or the Argentine court.

NOTE 12 – SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP. CASH TENDER OFFER, PAYMENT OF INTERESTS AND PROPOSED RESTRUCTURING PLAN

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of the Company’s tariffs and the macroeconomic and regulatory uncertainties occurred during fiscal year 2002, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina. Notwithstanding this, the Company has continued meeting its obligations related to commercial activity in the ordinary course of business.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various events of default, including:

•	Failure to pay principal or interest on the loan at maturity;

•	Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million (“cross default” clauses);

•	Telecom’s written admission of its inability to meet the commitments at maturity;

•	Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

.TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event (“rights to accelerate”). The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5%.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

At the date of issuance of these consolidated financial statements, some creditors of Telecom and Personal with claims exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

The Board of Directors has taken and will continue to take the pertinent measures to preserve the Company’s value and maximize the cash flow. Telecom, jointly with its legal and financial advisors, has developed a comprehensive restructuring plan for all its financial debt and the debt of its subsidiaries in Argentina, as described below. Likewise, the subsidiary Núcleo is entering into a renegotiation process for its financial debt with its financial creditors.

Cash tender offer

On April 2003, jointly with Personal and Publicom, the Company launched a cash tender offer for a portion of their financial debt obligations, up to a maximum of US$260 million in Telecom, US$45 million in Personal and US$2 million in Publicom. These amounts were increased during the term of the offer up to US$310 million in Telecom and US$55 million in Personal. The cash tender offer was conducted pursuant to a modified Dutch auction with a price of 55% of the outstanding principal amount of the financial debt instruments, without considering any accrued but unpaid interest.

As part of the process, the companies made interest payments equivalent to 100% on their financial debt obligations at the contractual rates (without considering penalties or default rates) for the period through and including June 24, 2002, and equivalent to 30% of the contractual rates (without considering penalties or default rates) on their financial debt obligations for the period from June 25, 2002 through December 31, 2002 (inclusive). The interest payments were paid on all financial debt obligations, independent of the creditors’ participation in the cash tender offer, as follows:

	Amounts paid in million				Equivalent in million of US$
	US$	Euros	Yenes	Pesos
Telecom	22	63	85	2	96
Personal	11	—	17	9	14

	(*) 33	63	102	11	110

(*) Includes US$3 million paid for withholding taxes (US$2 million of Telecom and US$1 million of Personal).

By means of the cash tender offer, the Company purchased an aggregate principal amount of US$292 million paying US$161 million. This operation generated a profit of US$131 million on discount on principal, which in addition to the US$17 million of reversal of accrued interests, total US$148 million of profit for debt restructuring, as follows:

									Profit on
	Principal amounts purchased in million			Equivalent in million of US$	Amounts paid in million			Equivalent in million of US$	Discount on principal	Reversal of interests	Cash tender offer
				(1)				(2)	(3)=(1)- (2)	(4)	(5)=(3) + (4)
	US$	Euros	Pesos		US$	Euros	Pesos
Telecom	44	142	—	208	24	78	—	115	93	13	106
Personal	69	—	30	80	37	—	17	44	36	4	40

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Publicom	4	—	—	4	2	—	—	2	2	—	2

	117	142	30	292	63	78	17	161	131	17	148

Telecom and Personal entered into financial trusts with the funds required for the cash payment of the tender offer and the payment of interests. Additional information on these trusts is given in Note 13.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

As a result of the Board of Directors’ decisions and considering the results of the cash tender offer, as of June 30, 2003, the Telecom Group had debt due of approximately $3,734 (corresponding US$648 million, Euro 436 million, Yen 5,828 million and $162 million to principal debt due and accrued interest due of US$28 million, Euro 40 million, Yen 270 million and $7 million). At the date of issuance of these consolidated financial statements, the Telecom Group has debt due of approximately $4,051 (corresponding US$755 million, Euro 436 million, Yen 5,828 million and $162 million to principal debt due and accrued interest due of US$33 million, Euro 41 million, Yen 270 million and $7 million) considering the exchange rates at June 30, 2003.

Restructuring plan

The cash tender offer represented one of the steps of the comprehensive restructuring plan. The Company is still working with its financial and legal advisors to develop a comprehensive proposal to restructure the outstanding financial indebtedness.

As explained in the cash tender offer prospectus, the comprehensive restructuring plan will contain different options consisting in the exchange of outstanding debt instruments for new debt obligations and/or preferred stocks.

This proposal will be subject to the appropriate approvals of the Shareholders and telecommunications service Regulatory Bodies.

Legal actions against Telecom originated by the suspension of payments of financial debt

Telecom has been informed that holders of its notes have filed six summary attachment proceedings or juicios ejecutivos against the Company, seeking enforcement of their rights under their notes. With respect to one of the juicios ejecutivos, Telecom has not yet been served with process and has no information regarding the amount of the claim. The claims for which Telecom has received notice relate to an aggregate amount of approximately US$0.2 million and Euro 0.1 million, which represent 0.003% of the total consolidated financial debt, and Telecom has received notice of embargo for these causes of approximately $4 million as of June 30, 2003. At the date of issuance of these consolidated financial statements the embargos amounted to approximately $1 million.

Telecom has been informed by the BCBA that one involuntary bankruptcy petition, or quiebra, has been initiated by an individual alleging to be a holder of a number of notes. Telecom has not yet been served with process or filed a formal response to the quiebra petition.

Telecom legal counsel expects Telecom to pursue available defenses to each of these proceedings and does not expect that such proceedings will result in Telecom being declared bankrupt. Additionally, the legal counsel estimates that in the background of the legislation in force, Telecom will be able to adopt the necessary measures to protect its normal operations before unexpected claims of similar nature and of greater economical importance.

Valuation and disclosure of debt as of June 30, 2003

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $53 million as of June 30, 2003,

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

which have been included in Debt in the consolidated balance sheets. At the date of issuance of these consolidated financial statements, the modality and opportunity of payment of capital and accrued compensatory interest are the main subjects of the debt restructuring process. As a result, in view of the special circumstances outside the Company’s control that led the Group to the suspension of principal and interest payments of all its financial debt, the Company’s legal counsel consider improbable that the Company must accrue any additional cost at the end of this process.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

In disclosure matters, as during fiscal year 2002 some creditors had exercised their rights to accelerate, the management of the Company decided to disclose debt with an original non-current maturity as current debt. This was done considering the enforceability of liabilities by creditors, notwithstanding the fact that they have not been realized. Therefore, there are no accounting differences between the Company’s accounting policies and U.S.GAAP (SFAS 78).

However, as described in Note 7, the TITAN Financial trust debt was refinanced. As a consequence the new debt for $53 million (equivalent to US$19 million) was classified, according to the terms of the new agreements, as non-current debt. Likewise, as a consequence of the refinancing agreements of Núcleo, a new debt for $30 million was also classified, according to the terms of the new agreements, as non-current debt.

NOTE 13 – FINANCIAL TRUSTS CONSTITUTED BY THE TELECOM GROUP FOR THE PAYMENT OF THE CASH TENDER OFFER AND INTERESTS

In March 2003, Telecom and Personal entered into financial trusts agreements to which opportunely were transferred, with the BCRA’s prior approval, funds to be applied to the payment of cash tender offer and interests. The balances at June 30, 2003 are as follows:

	Telecom		Personal	Consolidated
	In million
	US$	Euro	US$	US$	Euro
Total in foreign currency (Exhibit G)	173	65	34	207	65
Total in Argentine pesos (Exhibit D)	483	209	96	579	209

When corresponded, Telecom obtained from the concerning authorities the necessary authorizations to keep the funds abroad with the purpose to apply them to future debt payments.

NOTE 14 – CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies. For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, the Company takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions have been allocated to voice, data and Internet services.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Consolidated information by business segment for the six month period ended June 30, 2003

•	Statement of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	1,236	512	2	1,750

Wages and social benefits	(191)	(34)	(3)	(228)
Turnover tax	(42)	(23)	—	(65)
Materials and supplies	(54)	(14)	(1)	(69)
Bad debts expense	(5)	(7)	(1)	(13)
Interconnection costs	(60)	—	—	(60)
Settlement outgoing expenses	(37)	—	—	(37)
Lease of circuits	(13)	(10)	—	(23)
Fees for debt restructuring process	(8)	(2)	—	(10)
Fees for services	(37)	(4)	(1)	(42)
Management fees	(1)	—	—	(1)
Advertising	(4)	(4)	—	(8)
Cost of cellular handsets	—	(3)	—	(3)
Agent commissions and card sales	(12)	(29)	—	(41)
Others	(99)	(107)	(1)	(207)

Operating profit (loss) before D&A	673	275	(5)	943
Depreciation of fixed assets	(731)	(162)	(2)	(895)
Amortization of intangible assets	(32)	(23)	—	(55)

Operating profit (loss)	(90)	90	(7)	(7)
Financial and holding results	738	270	11	1,019
Other expenses, net	(45)	(30)	(11)	(86)
Debt restructuring results	279	90	5	374

Net income (loss) before income tax and minority interest	882	420	(2)	1,300
Minority interest	—	(12)	—	(12)

Net income (loss)	882	408	(2)	1,288

Profitability margins (%)

Operating margin before D&A	54.4	53.7	(250.0)	53.9
Operating margin	(7.3)	17.6	(350.0)	(0.4)
Pretax profit (loss) /Net sales	71.4	82.0	(100.0)	74.3
Net income (loss) /Net sales	71.4	79.7	(100.0)	73.6

ROA (Operating profit (loss) /total assets at beginning of fiscal year) (on an annual basis)	(1.8)	5.8	(28.4)	(0.1)
ROE (Net income (loss) /Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	315.3

• Equity information

Net balance of fixed assets (Exhibit A)	7,084	1,599	6	8,689
Net balance of intangible assets (Exhibit B)	143	745	4	892
Investment in fixed assets (Exhibit A)	21	13	—	34
Investment in intangible assets (Exhibit B)	—	3	—	3
Fixed assets depreciation (Exhibit A)	(731)	(162)	(2)	(895)
Intangible assets amortization (Exhibit B)	(34)	(23)	—	(57)

• Statement of cash flows

Cash flows provided by operating activities	567	211	6	784

Investing activities
Fixed assets and intangible assets acquisitions	(22)	(46)	—	(68)
Other investments not considered as cash or cash equivalents	52	(11)	—	41

Total cash flows provided by (used for) investing activities	30	(57)	—	(27)

Financing activities
Proceeds and repayments of debt, net	(328)	(92)	(6)	(426)
Payment of interest and related expenses	(283)	(45)	—	(328)
Cash and cash equivalents transfer between segments	5	(5)	—	—

Total cash flows used for financing activities	(606)	(142)	(6)	(754)

Increase (decrease) in cash and cash equivalents	(9)	12	—	3
Cash and cash equivalents at the beginning of year	1,059	253	2	1,314

Cash and cash equivalents at period end	1,050	265	2	1,317

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Consolidated information by business segment for the six month period ended June 30, 2002

•	Statement of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	1,704	588	2	2,294

Wages and social benefits	(283)	(57)	(9)	(349)
Turnover tax	(49)	(20)	(1)	(70)
Materials and supplies	(79)	(18)	—	(97)
Bad debts expense	(116)	(39)	(7)	(162)
Interconnection costs	(81)	—	—	(81)
Settlement outgoing expenses	(57)	—	—	(57)
Lease of circuits	(15)	(10)	—	(25)
Fees for services	(55)	(8)	(2)	(65)
Management fees	(21)	—	—	(21)
Advertising	(10)	(9)	—	(19)
Cost of cellular handsets	—	(9)	—	(9)
Agent commissions and card sales	(11)	(21)	—	(32)
Others	(171)	(112)	(2)	(285)

Operating profit (loss) before D&A	756	285	(19)	1,022
Depreciation of fixed assets	(798)	(200)	(1)	(999)
Amortization of intangible assets	(32)	(12)	—	(44)

Operating profit (loss)	(74)	73	(20)	(21)
Equity losses from related companies	(8)	—	(8)	(16)
Depreciation of goodwill	(7)	—	—	(7)
Financial and holding results	(5,382)	(1,507)	(32)	(6,921)
Other expenses, net	(43)	(32)	(10)	(85)

Net loss before income tax and minority interest	(5,514)	(1,466)	(70)	(7,050)
Income tax	1,841	536	13	2,390
Minority interest	—	29	—	29

Net loss	(3,673)	(901)	(57)	(4,631)

Profitability margins (%)

Operating margin before D&A	44.4	48.5	(950.0)	44.6
Operating margin	(4.3)	12.4	(1.000.0)	(0.9)
Pretax profit (loss) /Net sales	(323.6)	(249.3)	(3.500.0)	(307.3)
Net income (loss) /Net sales	(215.6)	(153.2)	(2.850.0)	(201.9)
ROA (Operating profit (loss) /total assets at beginning of fiscal year) (on an annual basis)	(1.3)	4.4	(25.6)	(0.3)
ROE (Net income (loss) /Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	(176.9)

• Equity information

Net balance of fixed assets (Exhibit A)	8,893	2,151	11	11,055
Net balance of intangible assets (Exhibit B)	215	795	4	1,014
Investment in fixed assets (Exhibit A)	147	42	1	190
Investment in intangible assets (Exhibit B)	1	14	—	15
Fixed assets depreciation (Exhibit A)	(798)	(211)	(1)	(1,010)
Intangible assets amortization (Exhibit B)	(36)	(21)	—	(57)

• Statement of cash flows

Cash flows provided by operating activities	757	189	—	946

Investing activities
Fixed, intangible asset and investment acquisitions	(196)	(102)	(1)	(299)
Other investments not considered as cash or cash equivalents	12	(11)	—	1

Total cash flows used for investing activities	(184)	(113)	(1)	(298)

Financing activities
Proceeds and repayments of debt, net	(3)	(40)	—	(43)
Payment of interest and related expenses	(357)	(74)	—	(431)
Cash and cash equivalents transfer between segments	(85)	85	—	—

Total cash flows used for financing activities	(445)	(29)	—	(474)

Increase (decrease) in cash and cash equivalents	128	47	(1)	174
Cash and cash equivalents at the beginning of year	356	71	2	429

Cash and cash equivalents at period end	484	118	1	603

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 15 – CONSOLIDATED QUARTERLY INFORMATION (unaudited)

Quarter ended	Net sales	Operating profit before D&A	Operating profit	Net financial and holding results— income (loss)	Net income (loss)
Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381

	1,750	943	(7)	1,019	1,288

Year 2002:
March 31,	1,373	611	69	(5,474)	(3,734)
June 30,	921	411	(90)	(1,447)	(897)
September 30,	857	397	(122)	1,059	494
December 31,	861	468	(61)	560	(249)

	4,012	1,887	(204)	(5,302)	(4,386)

NOTE 16 – RELEVANT ADDITIONAL INFORMATION

The management of the Company considers useful to include the following information, which is not required by Argentine GAAP, in order to facilitate the analysis and understanding of the main business variables and, particularly, the way in which the restatement in constant pesos process has impacted in sales, operating costs, operating profit before D&A, financial and holding results and the different captions of the consolidated statement of cash flows.

So that, the historical amounts, which have been used to determine the figures in constant pesos at June 30, 2003 and 2002, are as follows:

•	CONSOLIDATED NET SALES

Six month periods ended June 30,	2003			2002
	Historical amounts	Adjustment for inflation	Adjusted amounts	Historical amounts	Adjustment for inflation	Adjusted amounts
National basic telephone service
Local measured service	229	1	230	213	115	328
DLD measured service	204	—	204	167	89	256
Monthly charges	297	—	297	299	168	467
Installation fees	12	—	12	8	3	11
Public telephones	84	—	84	72	39	111
Interconnection services	70	—	70	67	36	103
Lease of lines and circuits	14	—	14	17	9	26
Others	29	—	29	18	11	29

Total National basic telephone service	939	1	940	861	470	1,331

International telephone service	102	—	102	101	47	148

Data transmission
Data transmission services	100	—	100	65	40	105
Monthly charges and Internet traffic	62	—	62	49	27	76
Others	4	—	4	10	3	13

Total Data transmission	166	—	166	124	70	194

Internet
Monthly fee	28	—	28	20	11	31

Total Internet	28	—	28	20	11	31

Cellular telephony
• Personal
Monthly fee and measured service	117	—	117	122	54	176
Pre-paid card	114	—	114	39	31	70
CPP	158	—	158	102	58	160
Others	53	—	53	50	24	74

	442	—	442	313	167	480

• Núcleo
Monthly fee and measured service	17	—	17	28	2	30
Pre-paid card	15	—	15	15	2	17
CPP	30	—	30	45	4	49
Others	8	—	8	8	4	12

	70	—	70	96	12	108

Total cellular telephony	512	—	512	409	179	588

Directories edition	2	—	2	2	—	2

Total net sales	1,749	1	1,750	1,517	777	2,294

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	CONSOLIDATED OPERATING COSTS

Six month periods ended June 30,	2003			2002
	Historical amounts	Adjustment for inflation	Adjusted amounts	Historical amounts	Adjustment for inflation	Adjusted amounts
Wages and social benefits	(228)	—	(228)	(230)	(119)	(349)
Taxes	(42)	—	(42)	(38)	(22)	(60)
Taxes on bank debits and credits	(65)	—	(65)	(46)	(24)	(70)
Turnover tax	(18)	—	(18)	(18)	(7)	(25)
Materials and supplies	(67)	(2)	(69)	(61)	(36)	(97)
Transport and freight	(14)	—	(14)	(15)	(7)	(22)
Bad debt expense	(13)	—	(13)	(98)	(64)	(162)
Interconnection costs	(60)	—	(60)	(53)	(28)	(81)
Settlement outgoing expenses	(37)	—	(37)	(38)	(19)	(57)
Lease of circuits	(23)	—	(23)	(22)	(3)	(25)
Fees for debt restructuring process	(10)	—	(10)	—	—	—
Fees for services	(42)	—	(42)	(44)	(21)	(65)
Management fees	(1)	—	(1)	(12)	(9)	(21)
Advertising	(8)	—	(8)	(12)	(7)	(19)
Cost of cellular handsets	(3)	—	(3)	(7)	(2)	(9)
Agent commissions and card sales	(41)	—	(41)	(25)	(7)	(32)
Other	(132)	(1)	(133)	(115)	(63)	(178)

Total operating costs	(804)	(3)	(807)	(834)	(438)	(1,272)

• CONSOLIDATED OPERATING PROFIT BEFORE D&A
Net sales	1,749	1	1,750	1,517	777	2,294
Operating costs	(804)	(3)	(807)	(834)	(438)	(1,272)

Operating profit before D&A	945	(2)	943	683	339	1,022

• CONSOLIDATED FINANCIAL AND HOLDING RESULTS
Interest earned on short term investments and trade accounts receivable	70	(3)	67	35	(40)	(5)
Foreign currency exchange gains (losses)	(138)	(15)	(153)	852	(74)	778
Results on holding and other financial results	(12)	(2)	(14)	(11)	(53)	(64)
Losses on exposure to inflation	—	(11)	(11)	—	(2,325)	(2,325)

Financial and holding results generated by assets	(80)	(31)	(111)	876	(2,492)	(1,616)

Interest on debt	(340)	—	(340)	(368)	(137)	(505)
Foreign currency exchange gains (losses)	1,463	89	1,552	(9,035)	2,320	(6,715)
Results from swaps cancellation	—	—	—	(251)	(33)	(284)
Other financial results	(7)	3	(4)	(17)	(47)	(64)
Gains on exposure to inflation	—	4	4	—	928	928

Financial and holding results generated by liabilities	1,116	96	1,212	(9,671)	3,031	(6,640)

Capitalized interest on work in progress	5	—	5	33	16	49
Capitalized/(devolution of) foreign currency exchange differences by debt for fixed assets acquisition	(68)	(19)	(87)	2,214	(928)	1,286

Total financial and holding results	973	46	1,019	(6,548)	(373)	(6,921)

• CONSOLIDATED STATEMENT OF CASH FLOWS
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Collected interests	46	—	46	14	7	21
Foreign currency exchange differences by cash and cash equivalents	(123)	—	(123)	240	158	398
Other results and decrease or increase in assets and liabilities	871	(10)	861	577	(50)	527

Total cash flows provided by operating activities	794	(10)	784	831	115	946

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(68)	—	(68)	(185)	(114)	(299)
Investments not considered as cash or cash equivalents	41	—	41	18	(17)	1

Total cash flows used for investing activities	(27)	—	(27)	(167)	(131)	(298)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(426)	—	(426)	(34)	(9)	(43)
Payment of interest and related expenses	(328)	—	(328)	(288)	(143)	(431)

Total cash flows used for financing activities	(754)	—	(754)	(322)	(152)	(474)

INCREASE IN CASH AND CASH EQUIVALENTS	13	(10)	3	342	(168)	174
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1.304	10	1.314	195	234	429

CASH AND CASH EQUIVALENTS AT PERIOD END	1.317	—	1.317	537	66	603

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 17 – UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the Company:

•	Balance sheets

	June 30, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Cash and banks	29	34
Investments	1,134	1,196
Trade accounts receivable	333	385
Other receivables	101	53

Total current assets	1,597	1,668

NON-CURRENT ASSETS
Other receivables	80	79
Investments	905	543
Fixed assets	7,083	7,879
Intangible assets	143	177

Total non-current assets	8,211	8,678

Total assets	9,808	10,346

LIABILITIES
CURRENT LIABILITIES
Accounts payable	224	277
Debt	7,149	8,912
Compensation and social benefits payable	51	55
Taxes payable	78	85
Other liabilities	20	22
Reserves	10	6

Total current liabilities	7,532	9,357

NON-CURRENT LIABILITIES
Compensation and social benefits payable	23	29
Other liabilities	26	29
Reserves	114	104

Total non-current liabilities	163	162

Total liabilities	7,695	9,519
TEMPORARY DIFFERENCES FROM TRANSLATION	8	10
SHAREHOLDERS’ EQUITY	2,105	817

Total liabilities and Shareholders’ equity	9,808	10,346

•	Statements of operations

Six month periods ended June 30,	2003	2002
Net sales	1,292	1,769
Cost of services provided	(959)	(1,237)

Gross profit	333	532
Administrative expenses	(83)	(93)
Sales expenses	(287)	(434)

Operating profit (loss)	(37)	5
Equity results from related companies	347	(1,039)
Depreciation of goodwill	—	(7)
Financial and holding results	743	(5,360)
Other expense, net	(44)	(43)
Debt restructuring results	279	—

Net income (loss) before income tax	1,288	(6,444)
Income tax	—	1,813

Net income (loss)	1,288	(4,631)

•	Statements of cash flows

Six month periods ended June 30,	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	567	755
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset acquisitions	(22)	(195)
Other investments not considered as cash or cash equivalents	57	(73)

Total cash flows provided by (used for) investing activities	35	(268)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Repayment of debt	(328)	(3)
Payment of interest and related expenses	(283)	(357)

Total cash flows used for financing activities	(611)	(360)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9)	127
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,057	355

CASH AND CASH EQUIVALENTS AT PERIOD END	1,048	482

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 18 – DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1.	Differences related to measurement unit

•	Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 3.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects until February 28, 2003. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards (as Telecom), the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S.GAAP.

2.	Main differences related to the disclosure criteria

•	Other expenses, net in the Consolidated statements of operations

Under U.S.GAAP, termination benefits and reserves for contingencies, included in the financial statement caption “Other expenses, net”, would have been reclassified as a deduction from Operating profit (loss).

•	Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

The Company has classified its deferred tax balances as current or non current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

3.	Main differences related to valuation criteria

•	Valuation of assets and liabilities in foreign currency as of December 31, 2001

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

As a result of the Argentine economic situation, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date. This situation has provoked a difference in the timing of the recording of such losses between fiscal years 2001 and 2002.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions

As described in Note 3.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans and the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

•	Valuation of inventories and raw materials

As described in Note 3.2.f and 3.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

•	Valuation of debt due to TITAN Financial Trust

As stated in Note 7, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a. Under U.S.GAAP, this valuation criterion at its current value is not allowed.

•	Foreign currency translation

Under Argentine GAAP and as indicated in Note 3.1.b., the equity investments of the Company in foreign companies have been translated into Argentine pesos at the exchange rate at each period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds (that is the case of Núcleo), the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at year/period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for the Company, have to be recognized in a Reserve of shareholders’ equity.

•	Other monetary receivables and liabilities, valued at net present value

As indicated in Note 3.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S.GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

•	Revenue recognition

As described in Note 3.1.i, the Company recognizes its revenues as services are provided to customers. Therefore, revenues for

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, “Revenue recognition” of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess cannot be deferred.

Since the Company’s installation costs exceed the related revenues, the Company believes such difference of criterion has no impact on the reconciliation of net income and shareholders’ equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

•	Recoverability of intangible assets with indefinite useful life—PCS license

As indicated in Note 3.1.c and 3.2.i., Telecom has suspended under Argentine GAAP the amortization of the PCS license as from fiscal year 2002 in accordance with the new Argentine accounting standards, because it is an intangible asset with indefinite useful life.

In that respect, in accordance with Argentine GAAP, Telecom has assessed whether the carrying amount of the intangible asset is recoverable by estimating the sum of the undiscounted future cash flows expected to result from such asset.

However, U.S.GAAP, under SFAS No. 142, require that intangible assets with indefinite useful life are not amortized, but be tested for impairment comparing its book value to its estimated fair value. To determine its fair value, the management of Telecom has discounted the mentioned future cash flows based on Telecom’s economic-financial projections.

Based on these methodologies, the management of Telecom believes that the book value of PCS license does no exceed its recoverable value under both Argentine and U.S.GAAP.

•	Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 9, the management of Telecom considers that, as a consequence of the Decree No. 2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability.

Therefore, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Núcleo, the total of net deferred tax credits corresponding to Telecom and Personal as from December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, if following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom has considered a valuation allowance for the total amount of tax credits before mentioned.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

NOTE 19 – RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company’s by-laws and CNV regulations, 5% of the Company’s net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock.

Valerio Cavallo	Amadeo R.Vázquez
Chief Financial Officer	President

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit A

Consolidated balance sheets at June 30, 2003 and December 31, 2002 (Note 3.1.c)

FIXED ASSETS ACTIVITY

(In million of Argentine constant pesos, see Note 3.1.d)

Main account	Original value at beginning of year	Additions from purchases	Capitalized/ (devolution) foreign currency exchange differences (Note 3.2.a)		Results from translation	Transferences	Retirements		Original value at period end
Land	120	—	—		—	(1)	—		119
Buildings	1,671	—	(4)		—	3	(2)		1,668
Transmission equipment	5,068	3	(46)		—	17	(4)		5,038
Switching equipment	3,847	1	(29)		—	(1)	(3)		3,815
Power equipment	529	—	(2)		—	1	—		528
External wiring	5,955	—	(23)		—	6	(1)		5,937
Telephony equipment, instruments and systems for improvement in services	855	—	(2)		—	2	(2)		853
Cellular handsets leased without charge	325	1	—		—	—	—		326
Vehicles	111	—	—		—	—	(2)		109
Furniture	107	—	—		—	—	—		107
Installations	503	—	—		—	1	—		504
Computer equipment	2,472	3	(5)		—	17	(1)		2,486
Work in progress	114	16	—		—	(44)	—		86
Materials	57	10	—		—	(1)	(20)		46

Total 2003	21,734	34	(a (111	) )	—	—	(b (35	) )	21,622

Total at June 30, 2002	20,717	190	1,286		48	—	(109)		22,132

Main account	Depreciation					Net book value 2003	Net book value 2002
	Accumulated at beginning of year	For the period		Retirements	Accumulated at period end
		Annual rate (%)	Amount
Land	—	—	—	—	—	119	120
Buildings	(609)	4 - 9	(36)	—	(645)	1,023	1,062
Transmission equipment	(2,665)	10 - 11	(256)	2	(2,919)	2,119	2,403

Switching equipment	(2,315)	10	(184)	1	(2,498)	1,317	1,532
Power equipment	(268)	10 - 20	(25)	—	(293)	235	261

External wiring	(3,252)	7	(161)	1	(3,412)	2,525	2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18	(35)	—	(650)	203	240
Cellular handsets leased without charge	(316)	50	(4)	—	(320)	6	9
Vehicles	(90)	20 - 40	(5)	2	(93)	16	21

Furniture	(69)	10 - 20	(4)	—	(73)	34	38
Installations	(314)	9 - 33	(25)	—	(339)	165	189
Computer equipment	(1,532)	18 - 33	(160)	1	(1,691)	795	940
Work in progress	—	—	—	—	—	86	114
Materials	—	—	—	—	—	46	57

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Total 2003	(12,045)	(c (895	) )	(b 7)	(12,933)	8,689	9,689

Total at June 30, 2002	(10,104)	(c (1,010	) )	37	(11,077)	11,055

(a)	Includes (24) corresponding to the devolution of capitalized foreign currency exchange differences by debt as a result of the cash tender offer, in Debt restructuring results.
(b)	Includes (3) corresponding to results on exposure to inflation of capitalized foreign currency exchange differences by debt, net of depreciation, at the beginning of year and 3 corresponding to Debt restructuring results.
(c)	Includes (62) corresponding to the depreciation of capitalized foreign currency exchange differences by debt.
(d)	Includes (89) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (11) corresponding to Results from translation.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit B

Consolidated balance sheets at June 30, 2003 and December 31,

2002 (Note 3.1.c)

INTANGIBLE ASSETS ACTIVITY

(In million of Argentine constant pesos, see Note 3.1.d)

Account	Original value at beginning of year	Additions	Results from translation	Retirements	Original value at period end
System development costs	422	3	—	—	425
Debt issue costs	78	—	—	—	78
PCS license	660	—	—	—	660
Band B of Paraguay license	105	—	—	—	105
Usage rights	45	—	—	—	45
Exclusivity rights	98	—	—	—	98
Websites	2	—	—	—	2
Trademarks and patents	8	—	—	—	8

Total 2003	1,418	3	—	—	1,421

Total at June 30, 2002	1,394	15	16	(2)	1,423

	Amortization
Account	Accumulated at beginning of year	For the period	Accumulated at period end	Net balance 2003	Net balance 2002
System development costs	(215)	(a)(41)	(256)	169	207
Debt issue costs	(65)	(b) (2)	(67)	11	13
PCS license	(71)	—	(71)	589	589
Band B of Paraguay license	(51)	(c) (6)	(57)	48	54
Usage rights	(17)	(d) (2)	(19)	26	28
Exclusivity rights	(47)	(e) (6)	(53)	45	51
Websites	(2)	—	(2)	—	—
Trademarks and patents	(4)	—	(4)	4	4

Total 2003	(472)	(57)	(529)	892	946

Total at June 30, 2002	(352)	(f)(57)	(409)	1,014

a)	Included 14 in Cost of services provided and 27 in Sales expenses.
b)	Included in Financial and holding results.
c)	Included in Cost of services provided.
d)	Included in Administrative expenses.
e)	Included in Sales expenses.
f)	Included 9 in Cost of services provided, 3 in Administrative expenses, 32 in Sales expenses and 13 in Financial and holding results (8 in Results from translation).

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit C

Consolidated balance sheets at June 30, 2003 and December 31,

2002 (Note 3.1.c)

INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES

(In million of Argentine constant pesos, except par value—see Note 3.1.d)

	Characteristic of the securities				2003			2002
Denomination and type	Class of shares	Par value		Amount	Net realizable value	Restated cost value (d)	Book value	Book value
CURRENT INVESTMENTS
Public bonds
Province of Corrientes Bond (a)			$1	757,454	—	1	—	—
Argentina 2004 Bond (b)		US$	1	11,000,000	n/a	31	31	65
Argentine government bonds		US$	1	9,000,000	—	24	24	58
Argentine government bonds			$1		—	—	—	63

Total current investments					—	56	55	186

NON– CURRENT INVESTMENTS
Public bonds
Argentina 2004 Bond (b)		US$	1	19,000,000	n/a	52	52	40
“Dorado” Bond (a)			$1	12,481,003	n/a	26	7	6
Province of Corrientes Bond (a)			$1	5,069,115	2	11	2	2

Total public bonds					2	89	61	48

Related companies Law No. 19550 Sect.33
Latin American Nautilus	Ordinary	US$	2	3,000,000		19	—	—
Latin American Nautilus—Advances for the acquisition of shares						3	—	—
Intelsat Ltd. (c)	Ordinary	US$	3	260,432		10	10	11
Related parties
Nahuelsat (e)	Ordinary		$1,000	5,750		13	—	—

Total related companies Law No. 19550 Sect.33 and related parties						45	10	11

Total non-current investments						134	71	59

	Related companies— Law No. 19550—Sect. 33	Related parties
Information on the issuer	Latin American Nautilus (g)	Nahuelsat
Main activity	Telecommunication services	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	10%	5.75%
Financial statements closing date	December 31	December 31
Financial statements used to determine the equity value:
– Date	3.31.03	12.31.02
– Duration of the year	3 months	12 months
– Board of Directors’ approval date	—	3.27.03
– Report on review	—	3.27.03
– Audit scope	—	Full audit
– Type of report of the independent Accountants	—	With qualifications
– Capital stock (par value) (f)	168	100
– Loss for the period/year	(30)	(96)
–Shareholders’ equity	(12)	30

(a)	The Company received these bonds in order to cancel trade accounts receivable with some province government.
(b)	The Company intends to hold these bonds to their maturity date. As a consequence of the default of the public sector, the management of the Company has considered the use of these bonds for taxes cancellation in order to disclose them as current or non current investments.
(c)	The interest in this company is 0.15%.
(d)	The restated cost value for investments in foreign companies was converted into pesos at the exchange rate existing at period-end.
(e)	As from June 2002, the Company has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder’s equity, and remote possibilities in the recoverability of this investment.
(f)	Expressed in million of historical pesos.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

(g)	The unaudited information, originally provided by the company in US$, was adapted to the Company’s accounting policies and converted into pesos at the exchange rate existing at period-end.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit D

Consolidated balance sheets at June 30, 2003 and December 31, 2002 (Note 3.1.c)

OTHER INVESTMENTS

(In million of Argentine constant pesos, see Note 3.1.d)

Denomination and type	Cost at	Book value at
	2003	2003	2002
CURRENT INVESTMENTS

Short-term investments
In foreign currency	124	124	603
In Argentine pesos	287	287	524
Investment trusts
In foreign currency	24	24	—
In Argentine pesos	—	—	13
Financial trusts
In foreign currency	788	788	—

Total current investments	1,223	1,223	1,140

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit E

Consolidated balance sheets at June 30, 2003 and December 31, 2002 (Note 3.1.c)

ALLOWANCES AND RESERVES ACTIVITY

(In million of Argentine constant pesos, see Note 3.1.d)

Accounts	Balance at the beginning of the year	Increase	Transferences	Decrease		Balance at 2003	Balance at 2002
Deducted from current assets
For doubtful accounts receivable	298	13	—	(33)		278	298
For net deferred tax assets	—	—	510	(446)		64	—
For obsolete inventories	6	—	—	—		6	6
Deducted from non-current assets
For net deferred tax assets	571	—	(510)	(5)		56	571
For credits on tax on personal property	2	3	—	—		5	2
For other receivable	5	9	—	—		14	5

Total deducted from assets	882	(a 25)	—	(d (484	) )	423	882

Total deducted from assets at June 30, 2002	534	(b 177)	—	(e (377	) )	334

Included in current liabilities
For contingencies	9	—	11	(5)		15	9
Included in non-current liabilities
For contingencies	142	46	(11)	(1)		176	142

Total included in liabilities	151	(c 46)	—	(f (6	) )	191	151

Total included in liabilities at June 30, 2002	146	(c 31)	—	(g (83	) )	94

(a)	Included 13 in Sales expenses and 12 in Other expenses, net.
(b)	Included 162 in Sales expenses, 7 in Income tax and 8 in Other expenses, net.
(c)	Charged to Other expenses, net.
(d)	Included (7) corresponding to results on exposure to inflation.
(e)	Included (313) corresponding to results on exposure to inflation.
(f)	Included (1) corresponding to results on exposure to inflation.
(g)	Included (80) corresponding to results on exposure to inflation.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit F

Consolidated statements of operations for the six month

period ended June 30, 2003 and 2002 (see Note 3.1.c)

COST OF SERVICES PROVIDED

(In million of Argentine constant pesos, see Note 3.1.d)

Six month period ended June 30,	2003	2002
Balance of inventories at beginning of year	18	52
Plus:
Purchases of cellular handsets	3	3
Net financial results	(3)	6
Inventories leased without charge	(1)	(12)
Retirements not included in cost of cellular handsets (1)	(6)	(3)
Cost of services provided (Exhibit H)	1,241	1,521
Minus:
Balance of inventories at period end	(8)	(37)

COST OF SERVICES PROVIDED	1,244	1,530

Periods ended June 30,	2003	2002
(1) Charged to Other receivables	—	(2)
Charged to Cost of services provided	(6)	(1)

	(6)	(3)

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit G

Consolidated balance sheets at June 30, 2003 and December 31, 2002 (Note 3.1.c)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		2003	2002
		Amounts in million of foreign currency units
ASSETS
CURRENT ASSETS
Cash and banks
Bank deposits	US$	14	11
	G	5,935	7,278
Investments
Short-term investments	US$	9	91
	EURO	30	83
Public bonds	US$	20	37
Financial trusts	US$	207	—
	EURO	65	—
Investment trusts	US$	9	—
Trade accounts receivable
Ordinary	US$	14	14
	SDR	1	—
	GFD	—	1
	G	134,988	129,119
Other receivables
Tax credits	G	1,867	—
Prepaid expenses	G	5,467	—
Accounts receivable from roaming	US$	3	—
Various	US$	1	2
	G	4,617	4,814
NON-CURRENT ASSETS
Investments
Public bonds	US$	19	12
LIABILITIES
CURRENT LIABILITIES
Accounts payable
Vendors	US$	15	14
	G	31,335	35,200
	SDR	4	6
	EURO	3	1
Advances from customers	G	5,460	1,838
Related companies	US$	—	1
Debt
Corporate bonds—Principal	US$	216	226
	EURO	1,161	1,303
Banks loans and others—Principal	US$	445	511
		¥6,504	6,522
Fixed asset acquisitions—Principal	US$	583	604
	EURO	39	39
		¥11,639	11,652
Inventory acquisitions—Principal	US$	143	151
Accrued interests	US$	58	54
	EURO	78	100
		¥385	246
Compensatory interests	US$	14	8
	EURO	4	2
		¥86	39
Other liabilities
Various	US$	—	1
NON-CURRENT LIABILITIES
Debt
Banks loans and others—Principal	US$	30	42
Accrued interests	US$	—	1

US$ = United States Dollars; GFD = Golden Franc; SDR = Special drawing rights; G = Paraguayan guaranies; ¥ = Yen.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit H

Consolidated statements of operations for the six month

period ended June 30, 2003 and 2002 (see Note 3.1.c)

EXPENSES INCURRED

(In million of Argentine constant pesos, see Note 3.1.d)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2003
Wages and social benefits	117	44	67	—	228
Depreciation of fixed assets	738	46	111	—	895
Amortization of intangible assets	20	2	33	—	55
Taxes	27	—	15	—	42
Turnover tax	65	—	—	—	65
Taxes on bank debits and credits	18	—	—	—	18
Materials and supplies	47	4	18	—	69
Transport and freight	3	2	9	—	14
Energy, water and others	12	3	4	—	19
Bad debts expense	—	—	13	—	13
Interconnection costs	60	—	—	—	60
Settlement outgoing expenses	37	—	—	—	37
Lease of circuits	23	—	—	—	23
Rents	16	5	4	—	25
Fees for debt restructuring process	—	10	—	—	10
Fees and counsel services	2	5	—	—	7
Repayment for services	9	3	23	—	35
Management fees	—	1	—	—	1
Advertising	—	—	8	—	8
Agent commissions and card sales	—	—	41	—	41
Commissions on collecting	—	—	24	—	24
Various	47	12	6	—	65

Total	1,241	137	376	—	1,754

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets – Work in progress	Total 2002
Wages and social benefits	155	70	124	4	353
Depreciation of fixed assets	822	41	136	—	999
Amortization of intangible assets	9	3	32	—	44
Taxes	51	2	7	—	60
Turnover tax	70	—	—	—	70
Taxes on bank debits and credits	25	—	—	—	25
Materials and supplies	82	3	12	—	97
Transport and freight	10	4	8	—	22
Energy, water and others	18	3	7	—	28
Bad debts expense	—	—	162	—	162
Interconnection costs	81	—	—	—	81
Settlement outgoing expenses	57	—	—	—	57
Lease of circuits	25	—	—	—	25
Rents	24	7	15	—	46
Fees and counsel services	1	13	1	—	15

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Repayment for services	17	9	24	—	50
Management fees	19	2	—	—	21
Advertising	—	—	19	—	19
Agent commissions and card sales	9	—	23	—	32
Commissions on collecting	—	—	35	—	35
Various	46	16	7	—	69

Total	1,521	173	612	4	2,310

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

Exhibit I

Consolidated balance sheets at June 30, 2003 and December 31, 2002 (Note 3.1.c)

AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS

(In million of Argentine constant pesos, see Note 3.1.d)

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable	Debt		Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	—	179		—	—	(a 3,838)		—	—	—
Not due
Payable	—	—		—	—	4,968		—	—	—
7.2003 to 9.2003	1,255	340		65	342	2		34	76	20
10.2003 to 12.2003	8	4		10	—	2		7	24	1
1.2004 to 3.2004	7	2		8	—	—		6	—	—
4.2004 to 6.2004	8	—		38	—	—		9	3	—
7.2004 to 6.2005	31	—		17	—	6		9	—	—
7.2005 to 6.2006	21	—		3	—	3		8	—	3
7.2006 to 6.2007	7	—		4	—	4		3	—	3
7.2007 to 6.2008	—	—		48	—	57		2	—	2
7.2008 to 6.2009	2	—		1	—	2		1	—	2
7.2009 and subsequent	—	—		72	—	11		—	—	16

Total not due	1,339	346		266	342	5,055		79	103	47

Total 2003	1,339	525		266	(b 342)	8,893		79	103	47

Balances with indexation clauses	—	—		—	6	—		—	—	—
Balances bearing interest	1,339	216		—	1	8,840		—	—	—
Balances not bearing interest	—	309		266	335	53		79	103	47

Total	1,339	525		266	342	8,893		79	103	47

Average annual interest rate (%)	2.65	(c	)	—	9.34	(d	)	—	—	—

(a)	See Note 12. Includes 95 corresponding to Núcleo.
(b)	There are payables in kind that amounted to 1
(c)	153 bear 50% over Banco Nación Argentina notes payable discount rate and 63 bear 31.86%.
(d)	See note 7.

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable	Debt	Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	—	194		—	—	(e 3,689)	—	—	—
Not due
Payable	—	—		—	—	7,446	—	—	—
1.2003 to 3.2003	1,326	401		50	391	—	36	71	24
4.2003 to 6.2003	—	4		5	1	—	11	47	1
7.2003 to 9.2003	—	1		8	2	—	7	—	—
10.2003 to 12.2003	—	—		14	—	—	7	—	—
1.2004 to 12.2004	40	1		49	—	30	11	—	1
1.2005 to 12.2005	—	—		2	—	21	8	—	3
1.2006 to 12.2006	6	—		1	—	18	7	—	3
1.2007 to 12.2007	—	—		1	—	15	2	—	2
1.2008 to 12.2008	—	—		1	—	61	1	—	2
1.2009 and subsequent	2	—		85	—	—	—	—	18

Total not due	1,374	407		216	394	7,591	90	118	54

Total 2002	1,374	601		216	(b 394)	11,280	90	118	54

Balances with indexation clauses	—	—		31	17	—	—	—	—
Balances bearing interest	1,374	209		—	2	11,246	—	—	—
Balances not bearing interest	—	392		185	375	34	90	118	54

Total	1,374	601		216	394	11,280	90	118	54

Average annual interest rate (%)	6.91	(f	)	—	9.43	—	—	—	—

(e)	Includes 113 corresponding to Núcleo.
(f)	154 bear 50% over Banco Nación Argentina notes payable discount rate and 55 bear 9.02%.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina STET-France Telecom S. A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and its consolidated subsidiaries as of June 30, 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. These financial statements and those mentioned in paragraph 9 of this report are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by the Argentine Federation of Professional Councils in Economic Sciences for reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3.1.d) to the accompanying consolidated financial statements and as required by the National Securities Commission (CNV), the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. Notwithstanding the provisions of the CNV, the Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) still requires restatement for inflation. The estimated effects of not having performed the restatement into constant pesos of June 30, 2003 has been quantified by the Company and included in such Note.

4.	As indicated in Notes 3.2.h), 11 and 12 to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indices or any other indexation mechanism are annulled. In this regard, the Company’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of the Company’s costs and indebtedness is denominated in foreign currency. Consequently, the Company’s operating conditions have been altered, negatively affecting its economic and financial equation. The consequences of these circumstances generated losses and a reduction of Telecom’s equity recorded during the year ended December 31, 2002, and the matters mentioned in paragraph 5 of this report. At June 30, 2003, the recoverability of the net amount booked in fixed assets, intangible assets and tax credits (minimum presumed income tax credit) of Telecom and its subsidiaries depends on the evolution of these conditions and the fulfillment of the premises used for the preparation of the economic and financial projections, which were prepared based on information available at date.

5.	During the first half of 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness as well as those of its Argentine subsidiaries. As indicated in Note 12 to the accompanying consolidated financial statements, as of the date of this report the Company and its consolidated subsidiaries have a total unpaid debt amounting to $ 4051 million (related to principal debt amounting to US$ 755 million, Euro 436 million, Yen 5.828 million and $ 162 million and interest amounting to US$ 33 million, Euro 41 million, Yen 270 million and $ 7 million) at the exchange rate as of June 30, 2003. As further described in such Note, the Company continues working with its financial and legal advisors on the development of a proposal for the restructuring of its total debt and that of its subsidiaries.

6.	Our review report of the financial statements of Personal as of June 30, 2003, dated August 8, 2003, includes explanatory paragraphs describing the following: a) as of June 30, 2003, the recoverability of net amount booked in fixed assets, intangible assets and tax credits (minimum presumed income tax credit) depends on the fulfillment of the premises used to prepare the economic and financial projections; b) the suspension of principal and interest payments decided by the Board of Directors of Personal, the exercise by certain creditors of Personal and its subsidiary Núcleo of their right to request accelerated repayment of loans, and the outcome of the restructuring of the total financial indebtedness and c) the financial statements were prepared considering the continuity of the normal course of business of the company, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not include any adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities, that might result from the outcome of these uncertainties.

7.	The accompanying consolidated financial statements of Telecom at June 30, 2003 were prepared considering the continuity of the normal course of business of the Company and of its subsidiary Personal, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, they do not include any adjustments related to the recoverability and classification of assets and/or the sufficiency and classification of liabilities that might result from the outcome of the uncertainties described in paragraphs 4, 5 and 6.

8.	The review report of the financial statements of Publicom as of June 30, 2003, dated August 8, 2003, includes explanatory paragraphs describing that as of June 30, 2003, the recoverability of net amount booked in fixed assets, intangible assets and tax credits depends on the fulfillment of the premises used to prepare the economic and financial projections.

9.	In connection with the consolidated balance sheet of Telecom as of December 31, 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2002, presented for comparative purposes, we report that:

(a) Henry Martin, Lisdero y Asociados (one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L.), in its capacity as member firm of Ernst & Young (“HML”), issued an audit report on March 10, 2003 on the consolidated financial statements of Telecom at December 31, 2002, with unquantified qualifications due to uncertainties related to: 1) the effects of the economic crisis on the evaluations and estimates made by Management, 2) the impact of the elimination of adjustment clauses in public services contracts and their renegotiation, and the new exchange regime on the Company’s economic and financial position, 3) noncompliance with the payments of some bank and financial debts, 4) the continuity of the normal course of business of the Company and its subsidiaries and 5) the unquantified qualifications due to uncertainties included in audit reports issued on March 7, 2003 by Price Waterhouse & Co. on the financial statements of Personal and Publicom at December 31, 2002. We have not audited any financial statement at any date and for any period subsequent to December 31, 2002.

(b) on August 23, 2002, HML issued a report on limited review on the consolidated financial statements of Telecom, for the six-month period ended on June 30, 2002, including certain paragraphs due to uncertainties related to the situations mentioned in paragraph 9 (a) above.

10.	Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated interim financial statements described in paragraph 1 above for them to be in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV and, except for the situation mentioned in paragraph 3 of this report, with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA. This statement should be read in the light of the uncertainties described in paragraphs 4 to 8 of this report, the outcome of which cannot be determined as of the date of this report.

11.	Note 18 to the accompanying consolidated financial statements describes the significant differences between Argentine GAAP as applied by the Company and the GAAP in the United States. This supplementary information is not required by Argentine GAAP. Our review of this information was limited to the scope mentioned in paragraph 2 of this report, accordingly, we do not express any opinion regarding this information.

12.	Amounts shown in Note 16 to the accompanying consolidated financial statements represent additional information to that required by Argentine GAAP. That note presents: a) certain amounts used as basis for the preparation of information in constant currency, b) the amounts corresponding to changes in internal wholesale price indices between January 1, 2003 and February 28, 2003 and c) total values adjusted for inflation, which agree with those presented in the financial statements of Telecom at June 30, 2003 mentioned in paragraph 1 of this report.

13.	In compliance with current regulations, we report that:

a) the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b) the financial statements of Telecom at June 30, 2003 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c) we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 3 to 8;

d) at June 30, 2003, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $8.920.888 none of which was claimable at that date.

Autonomous City of Buenos Aires, August 8, 2003.

PRICE WATERHOUSE & CO.	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A.—Tº I Fº 13
C.P.C.E.C.A.B.A. Tº 1 Fº 1 R.A.P.U. Dra. Silvia P. Giordano Contadora Pública (UBA) C.P.C.E. Ciudad Autónoma de Buenos Aires Tomo 135—Folio 152	Aldo O. Carugati (Socio) Contador Público (U.B.) C.P.C.E.C.A.B.A. Tº114 Fº178

TELECOM ARGENTINA STET–FRANCE TELECOM S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public

Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Pistrelli, Henry Martin y Asociados (member of Ernst & Young Global) and Price Waterhouse & Co.

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
June’02	1.40	0.58	28.4
September’02	0.80	0.56	36.5
December’02	1.73	0.70	51.8
March’03	2.77	1.65	53.5
June’03	4.25	2.19	66.8

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
June’02	2.88	0.60	23.1
September’02	1.13	0.66	8.1
December’02	2.60	0.80	11.9
March’03	4.60	2.40	20.8
June’03	7,42	3,61	35,4

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina STET-France Telecom S.A., please contact:

In Argentina
Telecom Argentina STET France Telecom S.A.
Investor Relations Departments
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-4000
Argentina

Outside Argentina
Golin Harris International	Morgan Guaranty Trust Co.
The Chrysler Building	ADR Department
405 Lexington Ave., 16th floor	60 Wall Street
New York, New York 10017	New York, New York 10260-0060
USA	USA
Tel.: 1-212-697-9191	Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

Morgan Guaranty Trust Co.

60 Wall Street

New York, New York 10260-0060

USA

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Date: August 25, 2003	By:	/s/ CHRISTIAN CHAUVIN
	Name:	Christian Chauvin
	Title:	Vice-President